UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

Enclosure:    Unaudited interim operating and financial review and prospects for the six-month period ended June 30, 2008 based on consolidated, unaudited financial statements, which shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 filed by France Telecom with the Securities and Exchange Commission on the date hereof, and to be a part thereof from the date on which this report is filed, to the extent not otherwise subsequently superseded.

Table of Contents

I.	Unaudited interim operating and financial review and prospects for the six month period ended June 30, 2008	1

II.	Unaudited consolidated financial statements for the six months ended June 30, 2008 and 2007 and year ended December 31, 2007	44

I.  Unaudited interim operating and financial review and prospects for the six-month period ended June 30, 2008

The financial data of this interim operating and financial review and prospects are not audited. The following comments are made on the basis of the half year consolidated financial statements according to International Financial Reporting Standards (IFRS) (see Note 1 to the half year consolidated financial statements). Data relating to the business segments and business sub-segments presented in the following sections is assumed, unless stated otherwise, to be prior to elimination of inter-segment and inter-sub-segment transactions (business segments are described in Section 3 “Analysis by business segment”). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see definition in Section 5.5 “Financial glossary and Non-GAAP financial measures”) for the first half of 2007 is described in Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

“Gross operating margin” (“GOM”), “Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”), “organic cash flow” and “net financial debt/GOM ratio” are non-GAAP financial measures. For information on the calculation of these measures and the reasons that France Telecom uses these measures, see definitions in Section 5.5 “Financial glossary and Non-GAAP financial measures”.

As used herein, the terms “Company,” “France Telecom,” “France Telecom group,” the “Group,” “we,” “our”, “ours” and “us”, unless the context otherwise requires, refer to France Telecom together with its consolidated subsidiaries, and “France Telecom S.A.” refers to the parent company, a French société anonyme (corporation), without its subsidiaries.

1. Overview

1.1  FINANCIAL DATA AND WORKFORCE

Operating data

For the half years ended June 30, 2007 and 2008, the following table shows the principal operating data of the France Telecom group.

(in millions of euros)		Half years ended June 30
	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	26,304	25,310	25,913	3.9%	1.5%
GOM (2)	9,675	9,237	9,416	4.7%	2.7%
GOM / Revenues	36.8%	36.5%	36.3%
Operating income	5,471	-	5,463	-	0.2%
Operating income / Revenues	20.8%	-	21.1%
CAPEX (2)	3,134	2,980	2,967	5.2%	5.6%
CAPEX / Revenues	11.9%	11.8%	11.4%
Telecommunication licenses	194	-	-	-	-
Average number of employees (2)	180,372	184,640	184,923	(2.3)%	(2.5)%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

Net income

For the half years ended June 30, 2007 and 2008, the following table presents the principal data for net income for the France Telecom group.

(in millions of euros)	Half years ended June 30
	2008	2007 historical basis
Operating income	5,471	5,463
Finance costs, net	(1,209)	(1,296)
Income tax	(1,266)	(543)
Consolidated net income	2,996	3,624
Net income attributable to equity holders of France Telecom S.A.	2,675	3,308
Minority interests	321	316

Net financial debt and organic cash flow

For the half years ended June 30, 2007 and 2008, and for the year ended December 31, 2007, the table below sets forth the change in organic cash flow and net financial debt of the France Telecom group.

(in millions of euros)			Periods ended
	June 30, 2008	Dec. 31, 2007 historical basis	June 30, 2007 historical basis
Organic cash flow (1)	3,645	7,818	3,260
Net financial debt (1)	38,204	37,980	42,113
Ratio of Net financial debt / GOM (1)	1.97 (2)	1.99	2.25 (2)

(1)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(2)	GOM recorded over the twelve previous months on a historical basis.

1.2  SUMMARY OF RESULTS FOR THE FIRST HALF OF 2008

Revenues

Revenues rose by 3.9% on a comparable basis (1.5% on a historical basis) to the first half of 2007, to 26,304 million euros in the first half of 2008:

growth of 4.1% in the second quarter of 2008 following a 3.7% rise in the first quarter of 2008 compared to the same periods in 2007;

revenues from mature markets (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) were up 3.0% between the first half of 2007 and the first half of 2008 on a comparable basis;

continued sustained growth in growing markets (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) was up by 11.2% on a comparable basis between the first half of the year in 2007 and the first half of the year in 2008, and which accounted for 14.5% of revenues in the first half of 2008 compared with 13.6% in the first half of 2007.

Gross operating margin

Gross operating margin is a non GAAP financial measure (referred to hereinafter as GOM, see Section 5.5 “Financial glossary and Non-GAAP financial measures”) and is calculated as follows; revenues less external purchases, other operating expenses (net of other operating income) and labor expenses (wages and employee benefit expenses). The labor expenses (wages and employee benefit expenses) presented in the GOM do not include employee profit-sharing or share-based compensation.

GOM was up by 4.7% on a comparable basis relative to the first half of 2007, at 9,675 million euros for the first half of 2008:

an improvement of 0.3 points of the ratio of GOM to revenues between the first half of the year in 2007 and the first half of the year in 2008, at 36.8% of the revenues of the first half of 2008; and

a 4.9% increase in GOM in the second quarter of 2008, with a ratio of GOM to revenues of 36.8%.

Organic cash flow

Organic cash flow is a non GAAP financial measure (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) and corresponds to the net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

Organic cash flow was up by 12% and went from 3,260 million euros in the first half of 2007 to 3,645 million euros in the first half of 2008.

Net financial debt

Net financial debt (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) is down for the period from June 30, 2007 to June 30, 2008, after payment of dividends for 2007, at 38,204 million euros at June 30, 2008 (a ratio of net financial debt to GOM of 1.97) compared with 42,113 million euros at June 30, 2007 (a ratio of net financial debt to GOM of 2.25) (as to the ratio of net financial debt to GOM, which is a non-GAAP financial measure, please see Section 5.5, “Financial glossary and Non-GAAP financial measures”).

1.3  IMPACT OF REGULATORY RATE CHANGES

The regulatory regime applicable to the France Telecom group’s operations is described in Section 4.7 “Regulation” of France Telecom’s Annual Report on Form 20-F for the period ending December 31, 2007.

The effect of the reduction in call termination prices and roaming rates that occurred during the first half of 2008 in a number of countries such as France, Spain, Belgium and Romania, had a particularly significant impact on the mobile telephony sector. During the first half of 2008, revenues from the Personal Communication Services (PCS) business segment were affected by these reductions in an amount of nearly 450 million euros, and the GOM in an amount of nearly 250 million euros.

1.4  MAIN ACQUISITIONS THAT TOOK PLACE IN THE FIRST HALF OF 2008

Acquisitions

In March 2008, France Telecom announced the acquisition of 100% of Cityvox SAS, one of the leading Internet media groups, number one in France’s local website market and a specialist in online outings and leisure news, for 30.1 million euros. This acquisition is in line with France Telecom’s strategy of developing its Internet services and its portals’ audience and consolidates its current position in France as number three for audience and number one for advertising on the web (sources: Nielsen//Netrating, January 2008, TNS Media Intelligence, IAB).

In February and March 2008, Mobistar purchased treasury shares equal to 2% of its share capital for 74 million euros. France Telecom’s interest in Mobistar was thereby increased from 50.2% to 51.2% (see note 3 to the half year consolidated financial statements).

2. Analysis of the Group’s income statement and capital expenditures

2.1  FROM GROUP REVENUES TO GROSS OPERATING MARGIN

For the half years ended June 30, 2007 and 2008, the following table sets out the transition from revenues to GOM, detailing by type the operating expenses included in the GOM of the France Telecom group.

(in millions of euros)		Half years ended June 30
	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	26,304	25,310	25,913	3.9%	1.5%
OPEX (2)	(16,629)	(16,073)	(16,497)	3.5%	0.8%
In % of revenues	63.2%	63.5%	63.7%
OPEX excluding labor expenses (wages and employee benefit expenses) (2)	(12,228)	(11,681)	(12,070)	4.7%	1.3%
In % of revenues	46.5%	46.2%	46.6%
• External purchases (2)	(11,263)	(10,650)	(11,030)	5.8%	2.1%
• Other operating incomes and expenses	(965)	(1,031)	(1,040)	(6.4)%	(7.1)%
Labor expenses (wages and employee benefit expenses) (2)	(4,401)	(4,392)	(4,427)	0.2%	(0.6)%
In % of revenues	16.7%	17.4%	17.1%
GOM	9,675	9,237	9,416	4.7%	2.7%
In % of revenues	36.8%	36.5%	36.3%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

2.1.1	Revenues

For the half years ended June 30, 2007 and 2008, the table below shows the revenues of the France Telecom group by business segment.

(in millions of euros)		Half years ended June 30
REVENUES	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	14,381	13,436	14,107	7.0%	1.9%
PCS France	5,061	4,830	4,828	4.8%	4.8%
PCS United Kingdom	2,881	2,625	3,015	9.7%	(4.4)%
PCS Spain	1,679	1,641	1,676	2.3%	0.2%
PCS Poland	1,213	1,092	995	11.1%	22.0%
PCS Rest of the world	3,617	3,338	3,692	8.3%	(2.0)%
Eliminations	(70)	(90)	(99)	-	-
Home Communication Services (HCS)	11,370	11,331	11,168	0.3%	1.8%
HCS France	8,967	8,863	8,838	1.2%	1.5%
HCS Poland	1,509	1,566	1,421	(3.7)%	6.2%
HCS Rest of the world	1,043	1,021	1,029	2.2%	1.4%
Eliminations	(149)	(119)	(120)	-	-
Enterprise Communication Services (ECS)	3,840	3,731	3,800	2.9%	1.1%
Eliminations	(3,287)	(3,188)	(3,162)	-	-
Group total	26,304	25,310	25,913	3.9%	1.5%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

Change in revenues

France Telecom group revenues amounted to 26,304 million euros in the first half of 2008, up 1.5% on a historical basis and 3.9% on a comparable basis compared to the first half of 2007.

On a historical basis, the 1.5% growth in the Group’s revenues, equal to a 391 million euro increase, between the first half of 2007 and the first half of 2008, includes i) the negative effect of foreign exchange fluctuations, totaling 336 million euros, between the two periods, due mainly to the change in the pound sterling’s value against the euro, representing an impact of 417 million euros, and ii) the unfavorable impact of the changes in the scope of consolidation and other changes, which amounted to 267 million euros between the first half of 2007 and the first half of 2008. The changes in the scope of consolidation and other changes mainly include the sale of Orange’s mobile and Internet operations in the Netherlands, on October 1, 2007, for 356 million euros, partly offset by the acquisition of Ya.com (now FT España ISP) on July 31, 2007 for 86 million euros.

On a comparable basis, the Group’s revenues grew by 3.9% between the first half of 2007 and the first half of 2008, producing a 994 million euro increase, driven by the growth in mobile operations and ADSL broadband services in France and in business services. Revenues from mobile services in the United Kingdom and France, along with business services, continued their improvement from the second half of 2007.

PCS (mobile services) revenues rose by 7.0% in the first half of 2008, on a comparable basis, compared to the first half of 2007, totaling 14,381 million euros. The growth in mobile telephony business was sustained by the significant increase in the number of customers. Between the two periods, PCS revenues grew in every business sub-segment, particularly in Poland (11.1% growth), the United Kingdom (9.7% growth) and the Rest of the world (8.3% growth).

HCS (fixed-line and Internet services) revenues amounted to 11,370 million euros in the first half of 2008, increasing by 0.3% compared to the first half of 2007, on a comparable basis. The decline in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland was more than offset by the high growth in ADSL broadband services, especially in France. Overall, the growth in revenues from fixed-line and Internet services in France reached 1.2% between the two periods.

ECS (business services) revenues amounted to 3,840 million euros in the first half of 2008, up 2.9%, on a comparable basis, compared to the first half of 2007, confirming the improvement recorded in the second half of 2007. Revenues from Extended business services, Advanced business network services and Other business services grew at a high rate between the two periods. This growth was partially offset by the decline in revenues from Business network legacy. This decrease, linked to the migration of companies to more recent technologies and the reduction in the volume of telephone communications, is more limited, however, than in the past.

On a comparable basis, the increase in the Group’s revenues between the first half of 2007 and the first half of 2008 mainly resulted from the renewed growth in the mature markets (see Section 5.5 “Financial glossary and Non-GAAP financial measures”), revenues from which rose by 3.0% between the two periods, confirming the upswing recorded in the second half of 2007. At the same time, revenues from growing markets (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) continued their growth, with an 11.2% increase between the first half of 2007 and the first half of 2008.

Changes in the number of customers

On a historical basis, the number of France Telecom group customers through its controlled companies totaled 173.8 million customers at June 30, 2008, representing an increase of 6.4% in relation to June 30, 2007. The number of additional customers between June 30, 2008 and June 30, 2007 was 10.5 million for the Group. With 113.8 million customers at June 30, 2008, the number of mobile telephony customers is up 11.0% in relation to June 30, 2007, with an additional 11.2 million customers. The number of mobile broadband customers has almost doubled, with 21.0 million customers at June 30, 2008, compared to 10.8 million at June 30, 2007. Similarly, the number of consumer ADSL broadband customers is rapidly growing, amounting to 12.2 million at June 30, 2008, compared to 10.5 million at June 30, 2007, which represents a 15.6% rise. The total number of Internet customers (broadband and low-speed) was 13.4 million at June 30, 2008, up 6.5% compared with June 30, 2007 (0.8 million additional customers).

On a comparable basis, the number of France Telecom group customers through its controlled companies rose 7.9% between June 30, 2007 and June 30, 2008, while the number of mobile telephony and Internet customers was up 13.2% and 7.6% respectively in relation to June 30, 2007.

2.1.2 Operating	expenses

Operating expenses included in the GOM (referred to hereinafter as OPEX, see Section 5.5 “Financial glossary and Non-GAAP financial measures”) amounted to a charge of 16,629 million euros in the first half of 2008. Compared to revenues, operating expenses included in the GOM fell by 0.5 points on a historical basis and by 0.3 points on a comparable basis, to 63.2% of revenues in the first half of 2008.

2.1.2.1 OPEX	excluding labor expenses (wages and employee benefit expenses)

For the half years ended June 30, 2007 and 2008, the following table presents a breakdown of operating expenses excluding labor expenses (wages and employee benefit expenses) by type for the France Telecom group.

(in millions of euros)		Half years ended June 30
	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
OPEX excluding labor expenses (wages and employee benefit expenses) (2)	(12,228)	(11,681)	(12,070)	4.7%	1.3%
In % of revenues	46.5%	46.2%	46.6%
External purchases (2)	(11,263)	(10,650)	(11,030)	5.8%	2.1%
In % of revenues	42.8%	42.1%	42.6%
Commercial expenses (2)	(3,859)	(3,598)	(3,669)	7.2%	5.2%
Services fees and inter-operator costs	(3,861)	(3,687)	(3,876)	4.7%	(0.4)%
Other external purchases (2)	(3,543)	(3,365)	(3,485)	5.3%	1.7%
Other operating incomes and expenses	(965)	(1,031)	(1,040)	(6.4)%	(7.1)%
In % of revenues	3.7%	4.1%	4.0%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

Operating expenses excluding labor expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) amounted to 12,228 million euros in the first half of 2008. The ratio of operating expenses excluding labor expenses (wages and employee benefit expenses) to revenues equaled 46.5% in the first half of 2008, compared to 46.6% on a historical basis (representing a 0.1 point fall) and 46.2% on a comparable basis (representing a 0.3 point rise) in the first half of 2007.

On a historical basis, operating expenses excluding labor expenses (wages and employee benefit expenses) rose 1.3%, representing a 158 million euro charge, between the two periods. This rise includes, inter alia i) the favorable effect of foreign exchange fluctuations, producing an impact of 253 million euros, mainly due to the change in the pound sterling’s value against the euro (291 million euros), and ii) the positive impact of the changes in the scope of consolidation and other changes, which amounted to 134 million euros and mainly corresponds to the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 (252 million euros), partly offset by the acquisition of Ya.com (now FT España ISP) on July 31, 2007 (114 million euros).

On a comparable basis, operating expenses excluding labor expenses (wages and employee benefit expenses) rose by 4.7%, or an increase of 547 million euros, between the first half of 2007 and the first half of 2008.

External purchases

External purchases (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) amounted to 11,263 million euros in the first half of 2008, representing 42.8% of revenues. Between the first half of 2007 and the first half of 2008, the ratio of external purchases to revenues rose by 0.2 points on a historical basis and 0.7 points on a comparable basis.

On a historical basis, the 2.1% growth in external purchases, corresponding to an increase of 233 million euros between the first half of 2007 and the first half of 2008, includes the favorable effect of foreign exchange fluctuations (255 million euros) and the positive impact of changes in the scope of consolidation and other changes (125 million euros).

On a comparable basis, external purchases increased by 5.8% between the first half of 2007 and the first half of 2008, amounting to an increase of 613 million euros. This growth is explained by:

the 7.2% increase in commercial expenses (see Section 5.5 “Financial glossary and Non-GAAP financial measures”). In addition to the effect linked to the increase in activity, the 0.5 point growth in the ratio of commercial expenses to revenues between the two periods (14.7% in the first half of 2008 compared to 14.2% in the first half of 2007) was mainly the result of i) an increased effort to improve customer loyalty and win new customers, and ii) the upgrading of handsets and other products sold and the special efforts to promote and develop mobile broadband handsets;

the 4.7% rise in service fees and inter-operator costs, reflecting the increase in activity. Compared to revenues, the share of service fees and inter-operator costs remained almost stable (14.7% in the first half of 2008 compared to 14.6% in the first half of 2007), the development of certain commercial offers being partly offset by the fall in call termination rates; and

the 5.3% growth in other external purchases (see Section 5.5 “Financial glossary and Non-GAAP financial measures”), which was mainly attributable to i) the increase in outsourcing fees relating to technical operation and maintenance, ii) the rise in IT expenses, and iii) the growth in service fees and costs paid to content publishers. Compared to revenues, other external purchases rose by 0.2 points between the two periods, to 13.5% in the first half of 2008 compared to 13.3% in the first half of 2007.

Other operating income and expenses

In the first half of 2008, other operating expenses (net of other operating income) amounted to 965 million euros, or 3.7% of revenues. Between the first half of 2007 and the first half of 2008, other operating expenses (net of other operating income) fell by 7.1% on a historical basis and by 6.4% on a comparable basis.

On a historical basis, the 75 million euro reduction in other operating expenses (net of other operating income) between the two periods includes the positive impact of the changes in the scope of consolidation and other changes (10 million euros); the effect of foreign exchange fluctuations was nearly zero between the two periods (2 million euros).

On a comparable basis, the 66 million euro reduction in other operating expenses (net of other operating income) between the first half of 2007 and the first half of 2008 is explained, inter alia, by the 46 million euros decrease in taxes and similar payments between the two periods.

Labor expenses (wages and employee benefit expenses)

Labor expenses (wages and employee benefit expenses) included in the GOM (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) do not include employee profit-sharing and share-based compensation (see Section 2.2 “From Group gross operating margin to operating income”).

Between the first half of 2007 and the first half of 2008, labor expenses (wages and employee benefit expenses) compared to revenues fell by 0.4 points on a historical basis and by 0.7 points on a comparable basis, changing from 17.1% of revenues in the first half of 2007 on a historical basis (17.4% on a comparable basis) to 16.7% of revenues in the first half of 2008.

(in millions of euros)		Half years ended June 30
LABOR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND HEADCOUNTS	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Labor expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(2,761)	(2,793)	(2,751)	(1.1)%	0.4%
Subsidiaries in France	(257)	(242)	(269)	6.3%	(4.5)%
France total	(3,018)	(3,035)	(3,020)	(0.5)%	(0.1)%
International subsidiaries	(1,383)	(1,357)	(1,407)	1.8%	(1.8)%
Group total	(4,401)	(4,392)	(4,427)	0.2%	(0.6)%
In % of revenues	16.7%	17.4%	17.1%
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	93,946	97,430	96,409	(3.6)%	(2.6)%
Subsidiaries in France	7,614	7,759	8,695	(1.9)%	(12.4)%
France total	101,560	105,189	105,104	(3.4)%	(3.4)%
International subsidiaries	78,812	79,451	79,819	(0.8)%	(1.3)%
Group total	180,372	184,640	184,923	(2.3)%	(2.5)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	96,599	100,322	99,279	(3.7)%	(2.7)%
Subsidiaries in France	7,753	7,795	8,820	(0.5)%	(12.1)%
France total	104,352	108,117	108,099	(3.5)%	(3.5)%
International subsidiaries	80,750	81,619	82,018	(1.1)%	(1.5)%
Group total	185,102	189,736	190,117	(2.4)%	(2.6)%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(3)	In millions of euros.

On a historical basis, labor expenses (wages and employee benefit expenses) fell by 0.6%, a decrease 26 million euros, between the first half of 2007 and the first half of 2008, amounting to 4,401 million euros in the first half of 2008, compared to 4,427 million euros in the first half of 2007. This slight decrease includes, inter alia, the favorable effect of foreign exchange fluctuations (26 million euros) and the positive impact of the changes in the scope of consolidation and other changes (9 million euros).

On a comparable basis, labor expenses (wages and employee benefit expenses) increased slightly from 4,392 million euros in the first half of 2007 to 4,401 million euros in the first half of 2008, producing a limited 0.2% rise (a loss of 9 million euros) due to i) a 2.2% increase in expenses resulting from an increase in the average per-employee cost, ii) a 0.3% increase due to a structural effect, reflecting the difference between the average per-employee cost and the actual (higher) cost recorded for Group arrivals and departures, iii) a 2.3% decrease in expenses, partially offsetting the foregoing, linked to the decrease in the average number of employees (full-time-equivalents) (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) by 4,268 employees.

2.1.3	Gross operating margin

Gross Operating Margin (GOM) is a non-GAAP financial measure. For information on the calculation of GOM and the reasons for which France Telecom uses this measure, please see Section 5.5 (“Financial glossary and Non-GAAP financial measures”).

On a historical basis, GOM for the France Telecom group grew by 2.7% in the first half of 2008 compared to the first half of 2007, an increase of 259 million euros, to 9,675 million euros. Between the two periods, the growth in the Group’s GOM included i) the unfavorable impact of the changes in the scope of consolidation and other changes, which represented a decrease of 122 million euros and mainly consisted of the sale of Orange’s mobile and Internet operations in the Netherlands on

October 1, 2007 for 64 million euros and the acquisition of Ya.com (now FT España ISP) on July 31, 2007 for 42 million euros, and ii) the negative effect of foreign exchange fluctuations, which amounted to 57 million euros.

On a comparable basis, the France Telecom’s group’s GOM grew by 4.7%, or 438 million euros, increasing from 9,237 million euros in the first half of 2007 to 9,675 million euros in the first half of 2008. Between these two periods, the GOM rose in every business segment.

The 5.4% growth in the PCS (mobile services) GOM between the two periods, equaling 260 million euros, was mainly explained by the 14.5% rise in the GOM of PCS United Kingdom (87 million euros), by the 4.4% growth in the GOM of PCS Rest of the world (64 million euros) and by the 11.8% growth in the GOM of PCS Poland (50 million euros). The PCS GOM grew in every business sub-segment. This increase reflects the high growth in mobile telephony activities, sustained by the significant increase in the number of customers. In the first half of 2008, the PCS ratio of GOM to revenues amounted to 35.1%.

The 1.6% rise in the HCS (fixed-line and Internet services) GOM, equal to 60 million euros, was mainly linked to the 1.0% rise in the GOM of HCS France (amounting to 33 million euros). This improvement in France mainly results from the 1.2% increase in revenues, the operating expenses included in the GOM growing by the same rate. The GOM of HCS Poland also grew by 2.8% (or 18 million euros). The HCS ratio of GOM to revenues therefore equaled 34.1% in the first half of 2008, up 0.4 points compared to the first half of 2007.

The ECS (business services) GOM rose by 18.7% between the first half of 2007 and the first half of 2008, increasing by 117 million euros. In the context of the ECS economic model’s transformation (downward pressure on the network activity margin, linked to increased competitive pressure internationally and migration to IP solutions, and growing service share in activities), the growth in revenues (up 2.9%) combined with greater control over operating expenses included in the GOM (down 0.3%) resulted in a 2.5 point increase, to 19.4%, in the ECS ratio of GOM to revenues in the first half of 2008.

To conclude, the Group ratio of GOM to revenues amounted to 36.8% in the first half of 2008, producing growth compared to the first half of 2007 of 0.5 points on a historical basis and 0.3 points on a comparable basis.

2.2  FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME

For the half years ended June 30, 2007 and 2008, the following table presents the transition from GOM to operating income, detailing France Telecom group’s operating expenses included between GOM and operating income (see Section 5.5 “Financial glossary and Non-GAAP financial measures”).

(in millions of euros)		Half years ended June 30
	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
GOM	9,675	9,237	9,416	4.7%	2.7%
Employee profit-sharing	(146)	-	(159)	-	(8.1)%
Share-based compensation	(41)	-	(137)	-	(70.3)%
Depreciation and amortization	(3,841)	(3,933)	(4,007)	(2.3)%	(4.2)%
Impairment of non-current assets	22	-	(15)	-	ns
Gains (losses) on disposal of assets	10	-	409	-	(97.5)%
Restructuring costs	(202)	-	(45)	-	ns
Share of profits (losses) of associates	(6)	-	1	-	ns
Operating income	5,471	-	5,463	-	0.2%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

Share-based compensation

(in millions of euros)	Half years ended June 30
SHARE-BASED COMPENSATION	2008	2007 historical basis
Free share award plan (1)	(27)	(128)
Stock option plans	(14)	(9)
Group total	(41)	(137)

(1)	Setting up of a free share award plan for Group employees in the first half of 2007.

Depreciation and amortization

(in millions of euros)		Half years ended June 30
DEPRECIATION AND AMORTIZATION	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	(2,072)	(2,094)	(2,223)	(1.1)%	(6.8)%
Home Communication Services (HCS)	(1,592)	(1,627)	(1,573)	(2.1)%	1.2%
Enterprise Communication Services (ECS)	(177)	(213)	(212)	(16.7)%	(16.3)%
Eliminations	-	1	1	-	-
Group total	(3,841)	(3,933)	(4,007)	(2.3)%	(4.2)%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

Compared to revenues, depreciation and amortization fell by 0.9 points compared to the first half of 2007, on both a historical and a comparable basis, to 14.6% in the first half of 2008, and amounted to an expense of 3,841 million euros in the first half of 2008.

On a historical basis, depreciation and amortization decreased by 4.2% between the first half of 2007 and the first half of 2008, reflecting a difference of 166 million euros. This decrease was the result of i) the favorable impact of the changes in the scope of consolidation and other changes, which represented 58 million euros and mainly consisted of the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 for 85 million euros, partly offset by the acquisition of Ya.com (now FT España ISP) on July 31, 2007 for 17 million euros, and ii) the positive effect of foreign exchange fluctuations, which amounted to 16 million euros.

On a comparable basis, depreciation and amortization fell by 2.3% (or 92 million euros) between the first half of 2007 and the first half of 2008. This decrease was mainly the result of the reduction in the amortization of the customer bases in Spain.

Gains (losses) on disposal of assets

For the half years ended June 30, 2007 and 2008, the table below shows the changes in the gains (losses) on disposal of assets for the France Telecom group.

(in millions of euros)	Half years ended June 30
GAIN (LOSSES) ON DISPOSAL OF ASSETS	2008	2007 historical basis
Sale of Tower Participations (company holding TDF)	-	307
Sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications)	-	104
Other	10	(2)
Group total	10	409

Restructuring costs

For the half years ended June 30, 2007 and 2008, the following table shows restructuring costs for the France Telecom group by type.

(in millions of euros)	Half years ended June 30
RESTRUCTURING COSTS	2008	2007 historical basis
Public service secondment costs	(43)	(29)
Early retirement plan (1)	(24)	42
Other restructuring costs (2)	(135)	(58)
Group total	(202)	(45)

(1)	Mainly the effect of the discounting rate revision in the first half of 2007.
(2)

Including, i) in the first half of 2008, France Telecom S.A. in the amount of 77 million euros, Orange in the United Kingdom in the amount of 28 million euros and FT España in the amount of 21 million euros, and ii) in the first half of 2007, France Telecom S.A. in the amount of 44 million euros.

Operating income

France Telecom group operating income was nearly stable in the first half of 2008, at 5,471 million euros compared to 5,463 million euros in the first half of 2007, on a historical basis, equal to a 0.2% increase. Between the two periods, the growth in the GOM (259 million euros) and the combined effect of the decrease in depreciation and amortization (166 million euros), the decrease in expenses in share-based compensation (96 million euros) and the decrease impairment of non-current assets (37 million euros) offset, overall, the reduction in the gain on disposal of assets (399 million euros) and the increase in restructuring costs (157 million euros).

2.3  FROM GROUP OPERATING INCOME TO NET INCOME

For the half years ended June 30, 2007 and 2008, the table below presents the transition from operating income to consolidated net income after tax for the France Telecom group.

(in millions of euros)	Half years ended June 30
	2008	2007 historical basis
Operating income	5,471	5,463
Interest expenses, net	(1,156)	(1,240)
Foreign exchange gains (losses)	4	1
Discounting expense	(57)	(57)
Finance costs, net	(1,209)	(1,296)
Income tax	(1,266)	(543)
Consolidated net income	2,996	3,624
Net income attributable to equity holders of France Telecom S.A.	2,675	3,308
Minority interests	321	316

2.3.1	Finance costs, net

Finance costs, net amounted to 1,209 million euros in the first half of 2008, representing an 87 million euros improvement (decrease) compared to the first half of 2007 (1,296 million euros). This improvement was mainly the result of the fall in interest expenses, net, producing a gain of 84 million euros between the first half of 2007 and the first half of 2008, which is itself mainly the result of a decrease in the average outstanding net financial debt (since the weighted average cost of net financial debt increased slightly). The changes in France Telecom’s net financial debt are described in Section 4.2 “Financial debt”.

Indicators for interest expenses, net

For the half years ended June 30, 2007 and 2008, the table below sets forth the interest expenses indicators for the France Telecom group.

(in millions of euros)		Half years ended June 30
	2008	2007 historical basis	Change historical basis
Interest expenses, net	(1,156)	(1,240)	84
Net financial debt at end of period (1)	38,204	42,113	(3,909)
Average outstandings of net financial debt over the period	34,927	38,532	(3,605)
Weighted average cost of net financial debt	6.41%	6.18%	-

(1)	See Section 5.5 “Financial glossary and Non-GAAP financial measures” and Note 5 to the half year consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted to remove the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

Change in interest expenses, net

For the half years ended June 30, 2007 and 2008, the table below shows the changes in interest expenses, net by decrease and increase factors for the France Telecom group.

(in millions of euros)	Half years ended June 30
Interest expenses, net for the first half of 2007 (historical basis)	(1,240)
Decrease factors:
Decrease in average outstandings of net financial debt over the period	111
Decrease in redemption of perpetual bonds redeemable for shares (TDIRAs) (-3 million euros in the first half 2008 versus -37 million euros in the first half of 2007) (1)	34
Increase factors:
Increase in weighted average cost of net financial debt	(40)
Increase in change in the fair value of the price guarantee given to FT España minority shareholders (-44 million euros in the first half 2008 versus -20 million euros in the first half of 2007)	(24)
Other items	3
Interest expenses, net the first half of 2008	(1,156)

(1)	See Note 5 to the half year consolidated financial statements.

The changes in France Telecom’s net financial debt are described in Section 4.2 “Financial debt”.

2.3.2	Income tax

For the half years ended June 30, 2007 and 2008, the following table shows the income tax for the France Telecom group.

(in millions of euros)	Half years ended June 30
INCOME TAX	2008	2007
		historical basis
Current taxes	(360)	(300)
Deferred taxes	(906)	(243)
Group total	(1,266)	(543)

Income tax represented an expense of 1,266 million euros in the first half of 2008, compared to an expense of 543 million euros in the first half of 2007, reflecting an increase of 723 million euros. In the first half of 2008, the France tax group recorded tax expenses of 1,081 million euros. In the first half of 2007, the France tax group recognized 584 million euros of deferred tax assets, partially offsetting the expenses for the half year of 931 million euros. The deferred tax expenses for the same period in 2007 also decreased in the United Kingdom, by 84 million euros, following a change in the tax rate.

2.3.3	Consolidated net income

The France Telecom group’s consolidated net income totaled 2,996 million euros in the first half of 2008, compared to 3,624 million euros in the first half of 2007, representing a 628 million euro decrease. The increase in income tax expenses (723 million euros) between the two periods explains this decrease, which was partly offset by the improvement in the finance costs, net (87 million euros).

Minority interests amounted to 321 million euros in the first half of 2008, compared to 316 million euros in the first half of 2007. After factoring in minority interests, net income attributable to France Telecom S.A. equity holders changed from 3,308 million euros in the first half of 2007 to 2,675 million euros in the first half of 2008, for a reduction of 633 million euros.

2.4  GROUP CAPITAL EXPENDITURES

Capital expenditure on tangible and intangible assets (CAPEX) is a non-GAAP financial measure. For information on the calculation of CAPEX and the reasons for which France Telecom uses this measure, see Section 5.5 “Financial glossary and Non-GAAP financial measures”.

For the half years ended June 30, 2007 and 2008, the following table presents the main indicators relative to capital expenditures for the France Telecom group.

(in millions of euros)		Half years ended June 30
	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
CAPEX (2) (3)	3,134	2,980	2,967	5.2%	5.6%
CAPEX / Revenues	11.9%	11.8%	11.4%
Telecommunication licenses (3)	194	-	-	-	-
Financial investments (2)	174	-	128	-	35.9%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(3)	See Note 2 to the half year consolidated financial statements.

2.4.1	Capital expenditures on tangible and intangible assets excluding licenses

On a comparable basis, the 5.2% increase in capital expenditures on tangible and intangible assets excluding licenses between the first half of 2007 and the first half of 2008 was mainly explained by the rise in capital expenditures in growing markets, which rose by 3.8% between the two periods. Excluding a special transaction to purchase operating premises in France (163 million euros), capital expenditures on tangible and intangible assets excluding licenses for the mature markets fell by 1.4%.

(in millions of euros)		Half years ended June 30
CAPEX	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Personal Communication Services (PCS)	1,391	1,476	1,537	(5.8)%	(9.5)%
Home Communication Services (HCS)	1,586	1,306	1,232	21.5%	28.7%
Enterprise Communication Services (ECS)	157	198	198	(20.5)%	(20.4)%
Group total	3,134	2,980	2,967	5.2%	5.6%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

In the first half of 2008, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues equaled 11.9% (compared to 11.4% on a historical basis and 11.8% on a comparable basis in the first half of 2007), in line with the objective announced of maintaining this ratio at approximately 13% of revenues for the financial year 2008.

On a historical basis, the increase in capital expenditures on tangible and intangible assets excluding licenses of 5.6% between the first half of 2007 and the first half of 2008, equaling 167 million euros, includes the effect of the changes in the scope of consolidation and other changes, which amounted to 26 million euros, and the effect of foreign exchange fluctuations, which amounted to 13 million euros between the two periods.

On a comparable basis, the increase in capital expenditures on tangible and intangible assets excluding licenses reached 5.2% between the first half of 2007 and the first half of 2008, totaling 154 million euros. This increase was mainly the result of changes in the capital expenditures on tangible and intangible assets excluding licenses of HCS France (up 281 million euros), which is explained by a special transaction to purchase operating premises in France. This program of asset acquisition from Foncière des Régions represented 163 million euros in the first half of 2008.

Excluding the special transaction to purchase operating premises in France, capital expenditures on tangible and intangible assets excluding licenses between the first half of 2007 and the first half of 2008 were stable overall. Between the two periods, the decrease in capital expenditures on mobile networks in Spain, France and Poland (151 million euros), mainly due to the completion of the mobile networks in these countries, was offset overall:

by the 49 million euro increase in capital expenditures on fixed-line networks by HCS France, mainly relating to the pre-deployment of fiber optics;

by the increase in the Group’s capital expenditures on IT (up 38 million euros) and customer service platforms (up 26 million euros), linked in particular to the development of added value mobile services, the sustained launching of new offers and convergence; and

the growth in capital expenditures by the international subsidiaries of PCS Rest of the world and HCS Rest of the world, mainly on mobile (up 29 million euros) and fixed-line (18 million euros) networks, connected with the strong growth of these subsidiaries.

2.4.2	Acquisition of Telecommunication licenses

As reflected in the following table, France Telecom’s primary investment for acquisitions of licenses in the first half of the year was the acquisition of a license in Egypt.

(in millions of euros)				Half years ended June 30
ACQUISITIONS OF TELECOMMUNICATION LICENSES	2008	2007 comparable basis	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Orange Egypt (2)	192	-	-	-	-
Other	2	-	-	-	-
Group total	194	-	-	-	-

(1)

Discounted amount of the first UMTS license frequency spectrum acquisition by Mobinil in Egypt (71.25% owned company). The second UMTS license frequency spectrum will be acquired in 2010. This acquisition, for a total amount of 3.34 billion euros Egyptian pounds, was announced in October 2007.

2.4.3	Financial investments

Financial investments (see Section 5.5 “Financial glossary and Non-GAAP financial measures” and Note 3 to the half year consolidated financial statements) are described in Section 4.1 “Liquidity and cash flows”.

3. Analysis by business segment

The organization of France Telecom’s operational management is now built around i) business lines (personal, home and enterprise), and ii) integrated management teams at the country level. Within this context, and in accordance with IAS 14 “Segment Information”, the Group has defined the following three business segments as the first level of segment information:

the “Personal Communication Services” (referred to hereinafter as “PCS”) segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland and the Rest of the world. It includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, the TP Group in Poland (with its subsidiary PTK Centertel), and the Group’s other international companies;

the “Home Communications Services” (referred to hereinafter as “HCS”) segment covers fixed telecommunication service activities (fixed telephony, Internet services, and services to operators) in France, Poland and the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

the “Enterprise Communication Services” (referred to hereinafter as “ECS”) segment covers business communication solutions and services in France and around the world.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared areas of expertise (see Note 2 to the half year consolidated financial statements).

For the half year ended June 30, 2008, the following table presents the principal operating indicators, detailing by business segment for the France Telecom group, i) at June 30, 2008, ii) at June 30, 2007 (data on a comparable basis) and iii) at June 30, 2007 (data on a historical basis).

(in millions of euros)				Half years ended June 30
2008	PCS	HCS	ECS	Eliminations and unallocated	Group total
Revenues	14,381	11,370	3,840	(3,287)	26,304
external	13,895	8,805	3,604	-	26,304
inter-segment	486	2,565	236	(3,287)	-
GOM	5,054	3,875	746	-	9,675
Employee profit-sharing	(23)	(114)	(9)	-	(146)
Share-based compensation	(7)	(27)	(7)	-	(41)
Depreciation and amortization	(2,072)	(1,592)	(177)	-	(3,841)
Impairment of non-current assets	-	30	(8)	-	22
Gains (losses) on disposal of assets	-	-	-	10	10
Restructuring costs	(46)	(151)	(5)	-	(202)
Share of profits (losses) of associates	4	(10)	-	-	(6)
Operating income					5,471
allocated by business segment	2,910	2,011	540	-	5,461
not allocable	-	-	-	10	10
CAPEX	1,391	1,586	157	-	3,134
Telecommunication licenses	194	-	-	-	194
Average number of employees	34,314	125,992	20,066	-	180,372

				Half years ended June 30
2007 (comparable basis) (1)	PCS	HCS	ECS	Eliminations and unallocated	Group total
Revenues	13,436	11,331	3,731	(3,188)	25,310
external	12,973	8,821	3,516	-	25,310
inter-segment	463	2,510	215	(3,188)	-
GOM	4,794	3,815	629	(1)	9,237
Employee profit-sharing	-	-	-	-	-
Share-based compensation	-	-	-	-	-
Depreciation and amortization	(2,094)	(1,627)	(213)	1	(3,933)
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income					-
allocated by business segment	-	-	-	-	-
not allocable	-	-	-	-	-
CAPEX	1,476	1,306	198	-	2,980
Telecommunication licenses	-	-	-	-	-
Average number of employees	33,325	131,907	19,408	-	184,640

2007 (historical basis)
Revenues	14,107	11,168	3,800	(3,162)	25,913
external	13,628	8,698	3,587	-	25,913
inter-segment	479	2,470	213	(3,162)	-
GOM	4,974	3,795	648	(1)	9,416
Employee profit-sharing	(31)	(117)	(11)	-	(159)
Share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
allocated by business segment	2,713	1,950	391	-	5,054
not allocable	-	-	-	409	409
CAPEX	1,537	1,232	198	-	2,967
Telecommunication licenses	-	-	-	-	-
Average number of employees	35,519	130,121	19,283	-	184,923

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

3.1 PERSONAL COMMUNICATION SERVICES (PCS)

For the half years ended June 30, 2007 and 2008, the following table sets forth the principal operating data for the PCS segment and the PCS sub-segments.

(in millions of euros)		Half years ended June 30
PERSONAL COMMUNICATION SERVICES (PCS)	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
PCS
Revenues	14,381	13,436	14,107	7.0%	1.9%
GOM	5,054	4,794	4,974	5.4%	1.6%
GOM / Revenues	35.1%	35.7%	35.3%
CAPEX	1,391	1,476	1,537	(5.8)%	(9.5)%
CAPEX / Revenues	9.7%	11.0%	10.9%
Telecommunication licenses	194	-	-	-	-
Average number of employees	34,314	33,325	35,519	3.0%	(3.4)%
PCS France
Revenues	5,061	4,830	4,828	4.8%	4.8%
GOM	1,997	1,941	1,943	2.9%	2.8%
GOM / Revenues	39.5%	40.2%	40.2%
CAPEX	327	382	382	(14.5)%	(14.5)%
CAPEX / Revenues	6.5%	7.9%	7.9%
Telecommunication licenses	-	-	-	-	-
Average number of employees	4,155	4,437	5,441	(6.4)%	(23.6)%
PCS United Kingdom
Revenues	2,881	2,625	3,015	9.7%	(4.4)%
GOM	685	598	712	14.5%	(3.7)%
GOM / Revenues	23.8%	22.8%	23.6%
CAPEX	186	168	191	10.2%	(3.0)%
CAPEX / Revenues	6.4%	6.4%	6.3%
Telecommunication licenses	-	-	-	-	-
Average number of employees	11,154	10,905	11,006	2.3%	1.3%
PCS Spain
Revenues	1,679	1,641	1,676	2.3%	0.2%
GOM	379	376	393	0.9%	(3.7)%
GOM / Revenues	22.6%	22.9%	23.5%
CAPEX	148	226	226	(34.7)%	(34.7)%
CAPEX / Revenues	8.8%	13.8%	13.5%
Telecommunication licenses	-	-	-	-	-
Average number of employees	2,016	1,884	1,885	7.0%	7.0%
PCS Poland
Revenues	1,213	1,092	995	11.1%	22.0%
GOM	472	422	383	11.8%	23.2%
GOM / Revenues	38.9%	38.6%	38.5%
CAPEX	147	147	133	(0.0)%	10.1%
CAPEX / Revenues	12.1%	13.5%	13.4%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,212	3,205	3,205	0.2%	0.2%
PCS Rest of the world
Revenues	3,617	3,338	3,692	8.3%	(2.0)%
GOM	1,522	1,457	1,544	4.4%	(1.4)%
GOM / Revenues	42.1%	43.7%	41.8%
CAPEX	584	553	604	5.6%	(3.3)%
CAPEX / Revenues	16.2%	16.6%	16.4%
Telecommunication licenses	194	-	-	-	-
Average number of employees	13,776	12,894	13,983	6.8%	(1.5)%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

The PCS segment covers mobile telecommunication services in France, the United Kingdom, Spain, Poland, and the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, ii) the PCS United Kingdom sub-segment, iii) the PCS Spain sub-segment, made up of FT España’s mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, which includes the international subsidiaries outside France, the United Kingdom, Spain and Poland, namely those in Belgium, Moldova, Romania, Slovakia and Switzerland, as well as the subsidiaries outside Europe, in Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Guinea, Guinea-Bissau, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal, the Central African Republic and the Dominican Republic.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 5.1 “Transition from data on a historical basis to data on a comparable basis”).

3.1.1	Revenues - PCS

Revenues - PCS France

For the half year ended June 30, 2008, the table below sets out the operating indicators for the PCS France sub-segment.

(in millions of euros)		Half years ended June 30
PCS FRANCE	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	5,061	4,830	4,828	4.8%	4.8%
Total number of customers (3)	24,315	23,420	23,403	3.8%	3.9%
o/w Number of contract customers (3)	16,161	15,066	15,050	7.3%	7.4%
o/w Number of prepaid customers (3)	8,155	8,353	8,353	(2.4)%	(2.4)%
o/w Number of broadband customers (3)	9,006	5,221	5,221	72.5%	72.5%
ARPU (4) (in euros)	398	403	403	(1.3)%	(1.3)%
AUPU (4) (in minutes)	200	195	195	2.8%	2.8%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

Both on a historical basis and on a comparable basis, PCS France revenues grew by 4.8% between the first half of 2007 and the first half of 2008. Excluding the impact of the reduction in call termination prices and roaming rates (estimated at 156 million euros), revenues grew by 8.3%. This growth was due:

to a large extent, to the increase in the total number of customers by 3.9%, on a historical basis (3.8% on a comparable basis), to reach nearly 24.3 million customers at June 30, 2008, and to the increase in the contract customer share of the total number of customers, equaling 66.5% at June 30, 2008, compared to 64.3% a year earlier;

to the growth in network revenues (see Section 5.5 “Financial glossary and Non-GAAP financial measures”), linked to the strong development of “non-voice” revenues (see Section 5.5 “Financial glossary and Non-GAAP financial measures) and the slight growth in “voice” revenues. The “non-voice” service revenues’ share of the network revenues amounted to 19.8% in the first half of 2008, compared to 17.2% over the same period in 2007;

and to a lesser extent, to the high growth in equipment revenues, partly attributable to the launch of the iPhone.

The average use per customer (AUPU) (see Section 5.5 “Financial Glossary and Non-GAAP financial measures”) was up 2.8% at June 30, 2008.

The annual average revenue per user, or ARPU (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) fell by 1.3% at June 30, 2008, when compared to June 30, 2007, on a historical basis. This fall was mainly due to the reduction in call termination prices and roaming rates.

Revenues - PCS United Kingdom

For the half year ended June 30, 2008, the table below sets out the operating indicators for the PCS United Kingdom sub-segment.

(in millions of euros)		Half years ended June 30
PCS UNITED KINGDOM	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	2,881	2,625	3,015	9.7%	(4.4)%
Total number of customers (3)	15,757	15,165	15,165	3.9%	3.9%
o/w Number of contract customers (3)	5,852	5,183	5,183	12.9%	12.9%
o/w Number of prepaid customers (3)	9,905	9,982	9,982	(0.8)%	(0.8)%
o/w Number of broadband customers (3)	2,452	1,368	1,368	79.2%	79.2%
ARPU (4) (in pounds sterling)	271	258	258	5.0%	5.0%
AUPU (4) (in minutes)	173	150	150	15.3%	15.3%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

On a historical basis, PCS United Kingdom revenues fell by 4.4% compared to the first half of 2007, equaling 2,881 million euros in the first half of 2008. This variation was mainly explained by the negative effect of foreign exchange fluctuations, which was partly offset by the high business growth in the United Kingdom.

On a comparable basis, PCS United Kingdom recorded a growth in revenues of 9.7% between the two periods. Excluding the impact of the reduction in call termination prices and roaming rates (estimated at 36 million euros), PCS United Kingdom posted 11.3% growth.

Revenues were up due to:

the 3.9% increase in the total number of customers between June 30, 2007 and June 30, 2008 (representing around 0.6 million additional customers between the two periods), with 15.8 million customers at June 30, 2008, versus 15.2 million one year earlier. This increase was driven by the 12.9% increase in the number of contract customers (nearly 0.7 million additional customers between June 30, 2007 and June 30, 2008), whose share of the total number of customers amounted to 37.1% at June 30, 2008, compared to 34.2% at June 30, 2007;

the high growth in “non-voice” service revenues, generated by the increase in Short Messaging Service (SMS) consumption and the increase in data traffic; and

“voice” traffic growth, with the AUPU being up 15.3% at June 30, 2008 compared to June 30, 2007.

Revenues - PCS Spain

For the half years ended June 30, 2007 and 2008, the table below sets out the operating indicators for the PCS Spain sub-segment.

(in millions of euros)		Half years ended June 30
PCS SPAIN	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	1,679	1,641	1,676	2.3%	0.2%
Total number of customers (3)	11,175	10,692	10,692	4.5%	4.5%
o/w Number of contract customers (3)	6,220	5,621	5,621	10.7%	10.7%
o/w Number of prepaid customers (3)	4,954	5,071	5,071	(2.3)%	(2.3)%
o/w Number of broadband customers (3)	2,436	925	925	163.4%	163.4%
ARPU (4) (in euros)	299	301	301	(0.7)%	(0.7)%
AUPU (4) (in minutes)	144	135	135	6.7%	6.7%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

On a historical basis, PCS Spain revenues grew by 0.2% between the first half of 2007 and the first half of 2008, and includes the negative effect of changes in inter-operator billing linked to number portability.

On a comparable basis, PCS Spain revenues grew by 2.3% between the first half of 2007 and the first half of 2008. Excluding the impact of the reduction in call termination prices and roaming rates (estimated at 73 million euros), the revenues posted growth of 7.0%. This growth was mainly the result of:

the 10.7% increase in the number of contract customers, which is explained by the success of certain new commercial offers and the significant reduction in the churn rate. At the same time, the number of broadband customers increased by 163% between the two periods, amounting to 2.4 million customers at June 30, 2008;

partially offset by the decrease in equipment revenues.

The ARPU remained more or less stable, due to the value strategy applied by PCS Spain to its customer base, and despite the regulatory measures affecting incoming call prices and competitive pressure on outgoing calls. The AUPU increased by 6.7% at June 30, 2008 on both a historical and a comparable basis.

Revenues - PCS Poland

For the half years ended June 30, 2007 and 2008, the table below sets out the operating indicators for the PCS Poland sub-segment.

(in millions of euros)		Half years ended June 30
PCS POLAND	2008	2007	2007	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Revenues (2)	1,213	1,092	995	11.1%	22.0%
Total number of customers (3)	13,900	13,056	13,056	6.5%	6.5%
o/w Number of contract customers (3)	5,814	5,189	5,189	12.0%	12.0%
o/w Number of prepaid customers (3)	8,086	7,867	7,867	2.8%	2.8%
o/w Number of broadband customers (3)	3,834	1,982	1,982	93.4%	93.4%
ARPU (4) (in zlotys)	590	615	615	(4.1)%	(4.1)%
AUPU (4) (in minutes)	104	99	99	5.1%	5.1%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

On a historical basis, PCS Poland revenues recorded 22.0% growth between the first half of 2007 and the first half of 2008, reaching 1,213 million euros at June 30, 2008. This increase includes inter alia the positive effect of foreign exchange fluctuations (101 million euros).

On a comparable basis, PCS Poland recorded growth in its revenues of 11.1% between the two periods. Excluding the impact of the reduction in call termination prices and roaming rates (estimated at 38 million euros), revenues posted 15% growth. This increase reflects:

the 6.5% growth in the number of PCS Poland customers, compared to June 30, 2007, with 13.9 million customers at June 30, 2008, corresponding to more than 0.8 million additional customers. Not reflected in the table above, there was a slowdown in the growth of the total number of customers between December 31, 2007 and June 30, 2008, due to the decrease in the number of prepaid customers resulting from the continued streamlining of the inactive prepaid customer base. The total number of prepaid PCS Poland customers fell by 517,000 customers between December 31, 2007 and June 30, 2008 and the 5.1% rise in the AUPU, driven by certain new commercial offers.

Conversely, the 4.1% fall in the ARPU between June 30, 2007 and June 30, 2008 mainly resulted from the reduction in outgoing call prices, linked to these same new commercial offers, and to the reduction in call termination prices.

Revenues - PCS Rest of the world

For the half years ended June 30, 2007 and 2008, the table below sets out the operating indicators for the PCS Rest of world sub-segment.

(in millions of euros)		Half years ended June 30
PCS REST OF THE WORLD	2008	2007	2007	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Belgium
Revenues (2)	729	748	748	(2.6)%	(2.6)%
Total number of customers (3)	3,348	3,200	3,200	4.6%	4.6%
ARPU (4) (in euros)	397	-	443	-	(10.4)%
Romania
Revenues (2)	628	578	578	8.6%	8.6%
Total number of customers (3)	10,088	8,572	8,572	17.7%	17.7%
ARPU (4) (in euros)	124	-	136	-	(8.8)%
Switzerland
Revenues (2)	399	403	396	(0.9)%	0.7%
Total number of customers (3)	1,527	1,441	1,441	6.0%	6.0%
ARPU (4) (in euros)	484	-	546	-	(11.4)%
Slovakia
Revenues (2)	388	375	355	3.5%	9.5%
Total number of customers (3)	2,847	2,702	2,702	5.4%	5.4%
ARPU (4) (in euros)	255	-	243	-	4.9%
Other subsidiaries (5)
Revenues (6)	1,473	1,234	1,614	19.4%	(8.8)%
Total number of customers (3)	30,827	22,235	24,313	38.6%	26.8%
Total
Revenues (2) (7)	3,617	3,338	3,692	8.3%	(2.0)%
Total number of customers (3) (7)	48,637	38,150	40,227	27.5%	20.9%
o/w Number of broadband customers (3) (7)	3,272	1,291	1,295	153.4%	152.7%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(5)

The other subsidiaries include inter alia the subsidiaries in Botswana, Cameroon, Ivory Coast, Guinea, Equatorial Guinea, Egypt, Guinea-Bissau, Mauritius, Jordan, Luxembourg, Madagascar, Mali, Moldova, the Dominican Republic, the Central African Republic and Senegal.

(6)	In millions of euros. Includes the revenues from other subsidiaries and eliminations.
(7)	Sale of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a historical basis, the 2.0% fall in PCS Rest of the world revenues between the first half of 2007 and the first half of 2008 includes inter alia the negative effect i) of foreign exchange fluctuations, mainly linked to the change in value of the Dominican peso and of the Egyptian pound, and ii) of changes in the scope of consolidation relating to the sale of Orange’s mobile operations in the Netherlands on October 1, 2007, which was partly offset by the acquisition of VOXmobile in Luxembourg on July 2, 2007.

On a comparable basis, PCS Rest of the world revenues increased by 8.3% between the two periods. Excluding the impact of the reduction in call termination prices and roaming rates (estimated at 143 million euros), the revenues posted 13.2% growth. This growth mainly resulted from the overall increase in the number of customers and the strong business growth in emerging countries, particularly Egypt (whose rapid development is linked to the fall in prices on the mobile market), Romania (where the 10 million customer threshold was crossed in February 2008) the Dominican Republic, Senegal and Ivory Coast.

These favorable effects were partially offset by the negative impact of the reduction in call termination prices on the growth in revenues and on the ARPU in European countries, particularly Belgium, Switzerland and Romania.

3.1.2	Gross operating margin - PCS

“Gross operating margin” or “GOM” is a non-GAAP financial measure. For information on its calculation and the reasons that France Telecom uses this measure, please see the definition in Section 5.5 “Financial glossary and Non-GAAP financial measures”.

On a historical basis, the PCS GOM posted a 1.6% increase in the first half of 2008 compared to the first half of 2007, amounting to 5,054 million euros. This increase includes i) the negative effect of foreign exchange fluctuations, mainly linked to the change in value of the pound sterling, and ii) the unfavorable impact of changes in the scope of consolidation relating mainly to the sale of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a comparable basis, the PCS GOM was up 5.4% between the two years. This 260 million euro increase is primarily attributable to:

the 14.5% increase in PCS United Kingdom GOM, representing an increase of 87 million euros. This rise was mainly attributable to the growth in revenues, partly offset by the increase in third party service fees and inter-operator costs linked to certain new commercial offers, which are generating growth in inter-operator traffic;

the 4.4% growth in PCS Rest of the world GOM, representing a 64 million euro increase. This was mainly due to the growth in revenues, driven by the increase in the number of customers, mainly in emerging countries, which was partly offset by i) the rise in third party service fees and inter-operator costs due to the growth in traffic, and ii) the increase in commercial expenses, caused by the overall growth in the number of customers and increased competitive pressure;

the 2.9% increase in PCS France GOM. This 56 million euro growth mainly reflects the increase in revenues, partially offset by the rise in commercial expenses and service fees and inter-operator costs. The increase in commercial expenses reflects the efforts made to promote and develop mobile broadband handsets in a highly competitive context, efforts which yielded their positive effects by significantly increasing the number of mobile broadband service customers, which exceeded 9 million at June 30, 2008 (72.5% increase compared to June 30, 2007), and increasing the total number of customers, all offers included by 3.9% on a historical basis (including 7.4% growth for contract customers on a historical basis). The continued development of PCM (Programme Changer de Mobile) offers also reduced the contract customer churn rate;

the 11.8% growth in PCS Poland GOM, which recorded a 50 million euro improvement. This rise was mainly driven by the growth in revenues, partially offset by i) the increase in commercial expenses to sustain growth, and ii) the increase in third party service fees and inter-operator costs, due to the increase in the number of customers and customer use; and

the slight, 0.9% increase in PCS Spain GOM, equaling 3 million euros, resulting from the rise in revenues, which was almost entirely offset by the increase in operating expenses included in the GOM. This increase is explained i) by the rise in third party service fees and inter-operator costs, driven by the growth in the AUPU, and ii) by the increase in labor expenses (wages and employee benefit expenses), mainly linked to the rise in the number of employees (7.0% increase in the average number of employees, calculated by reference to full-time-equivalent employees).

3.1.3	Capital expenditures on tangible and intangible assets excluding licenses - PCS

“Capital expenditures on tangible and intangible assets excluding licenses” (“CAPEX”) is a non-GAAP financial measure. For information on its calculation and the reasons that France Telecom uses CAPEX, see definitions in Section 5.5 “Financial glossary and Non-GAAP financial measures”.

On a historical basis, the PCS capital expenditures on tangible and intangible assets excluding licenses recorded a 9.5% decrease to reach 1,391 million euros in the first half of 2008, compared to 1,537 million euros in the first half of 2007. This reduction includes inter alia i) the effect of the sale of Orange’s mobile operations in the Netherlands on October 1, 2007, and ii) the negative impact of foreign exchange fluctuations, mainly linked to the change in value of the pound sterling.

On a comparable basis, the 5.8% fall in capital expenditures on tangible and intangible assets excluding licenses, representing a 86 million euro reduction, was mainly explained by:

the 34.7% decrease, equaling 78 million euros, in PCS Spain capital expenditures, due to the completion of the rural roll-out of the GSM 900 network, which was completed at the end of June 2007; and

the 14.5% decrease, equaling 55 million euros, in PCS France capital expenditures on tangible and intangible assets excluding licenses, mainly linked to the reduction in expenditure to increase 2G capacity in zones covered by 3G and to discounts granted by equipment manufacturers for the purchasing of 3rd generation network equipment.

These decreases were partly offset by:

the 5.6% growth, representing a 31 million euro increase, in PCS Rest of the world capital expenditures, which was mainly explained by the rise in capital expenditures relating i) to the extending of coverage and network development to cope with the growth in the number of customers in countries with high PCS Rest of the world growth, and ii) to the new operations in the Central African Republic and Guinea; and

the 10.2% increase, representing a 17 million euro rise, in PCS United Kingdom capital expenditures on tangible and intangible assets excluding licenses, following the rise in capital expenditures relating to IT equipment and 3rd generation network infrastructures.

3.1.4	Telecommunication licenses - PCS

During the first half of 2008, acquisitions of telecommunication licenses amounted to 194 million euros. This amount is almost entirely attributable to the acquisition by Mobinil in Egypt (71.25%-owned company) of the first UMTS license frequency spectrum. The acquisition of the second UMTS license frequency spectrum will take place in 2010 (see 2.4.2 “Acquisition of Telecommunication licenses”).

3.2  HOME COMMUNICATION SERVICES (HCS)

For the half years ended June 30, 2007 and 2008, the following table sets forth the principal operating data for the HCS segment and the HSC sub-segments.

(in millions of euros)		Half years ended June 30
HOME COMMUNICATION SERVICES (HCS)	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
HCS
Revenues	11,370	11,331	11,168	0.3%	1.8%
GOM	3,875	3,815	3,795	1.6%	2.1%
GOM / Revenues	34.1%	33.7%	34.0%
CAPEX	1,586	1,306	1,232	21.5%	28.7%
CAPEX / Revenues	13.9%	11.5%	11.0%
Average number of employees	125,992	131,907	130,121	(4.5)%	(3.2)%
HCS France
Revenues	8,967	8,863	8,838	1.2%	1.5%
GOM	3,172	3,139	3,129	1.0%	1.4%
GOM / Revenues	35.4%	35.4%	35.4%
CAPEX	1,243	961	917	29.2%	35.6%
CAPEX / Revenues	13.9%	10.8%	10.4%
Average number of employees	90,128	93,764	92,281	(3.9)%	(2.3)%
HCS Poland
Revenues	1,509	1,566	1,421	(3.7)%	6.2%
GOM	661	643	584	2.8%	13.2%
GOM / Revenues	43.8%	41.1%	41.1%
CAPEX	203	219	199	(7.4)%	2.1%
CAPEX / Revenues	13.4%	14.0%	14.0%
Average number of employees	26,876	29,121	29,121	(7.7)%	(7.7)%
HCS Rest of the world
Revenues	1,043	1,021	1,029	2.2%	1.4%
GOM	41	33	82	26.9%	(49.7)%
GOM / Revenues	4.0%	3.2%	8.0%
CAPEX	140	125	117	12.0%	19.8%
CAPEX / Revenues	13.4%	12.3%	11.4%
Average number of employees	8,989	9,022	8,719	(0.4)%	3.1%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

The HCS segment covers fixed-line telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other business segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain and the United Kingdom, Ivory Coast, Mauritius, Jordan and Senegal.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 5.1 “Transition from data on a historical basis to data on a comparable basis”).

3.2.1	Revenues - HCS

Revenues - HCS France

For the half years ended June 30, 2007 and 2008, the table below shows revenues by product line, as well as the operating indicators for Consumer Services and for Carrier Services, of the HCS France sub-segment.

(in millions of euros)		Half years ended June 30
HCS FRANCE	2008	2007	2007	Change (%)	Change (%)
		comparable basis (1)	historical basis	comparable basis (1)	historical basis
Revenues (2)	8,967	8,863	8,838	1.2%	1.5%
Consumer Services	4,715	4,745	4,712	(0.6)%	0.0%
Carrier Services	3,174	3,026	3,004	4.9%	5.7%
Other HCS in France	1,078	1,092	1,121	(1.2)%	(3.8)%
Consumer Services
Number of Consumer telephone lines (3) (in millions)	22.2	-	23.9	-	(7.1)%
ARPU of Consumer fixed-line services (4) (in euros)	32.1	-	29.2		9.9%
“Voice” telephone traffic of Consumer customers (5) (in billions of minutes)	15.1	-	17.7	-	(14.7)%
Number of Consumer customers for ADSL broadband usages (6)	7,840	-	6,582	-	19.1%
Number of subscribers to multi-service offers:
Number of leased Livebox (6)	5,918	-	4,273	-	38.5%
Number of subscribers to “Voice over IP” services (6)	4,995	-	3,017	-	65.6%
Number of subscribers to “ADSL TV” offers (6)	1,389	-	837	-	65.9%
Carrier Services
Traffic (in billions of minutes):
Domestic interconnection “voice” traffic	25.4	-	28.2	-	(9.9)%
Incoming international traffic	2.6	-	2.5	-	5.4%
Number of wholesale lines rental (6)	852	-	449	-	89.5%
Total number of unbundled telephone lines (6)	5,719	-	4,547	-	25.8%
Number of partially unbundled telephone lines (6)	1,451	-	1,682	-	(13.7)%
Number of fully unbundled telephone lines (6)	4,268	-	2,865	-	49.0%
Number of wholesale sales of ADSL access to third party IAPs (6)	2,242	-	2,208	-	1.5%
o/w Number of wholesale sales of naked ADSL o/w to third party IAPs (6)	1,123	-	643	-	74.7%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)

At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, with each Numéris channel being counted as one line, ii) since October 2006, lines without low-speed telephone subscription (naked ADSL) sold directly by France Telecom to its Consumer customers, and iii) since January 2008, FTTH accesses.

(4)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(5)	Outgoing STN telephone traffic from France Telecom customers to all destinations (STN and IP).
(6)	In thousands. At end of period.

On a historical basis, HCS France’s revenues were up 1.5% in the first half of 2008, compared to the first half of 2007. This change includes inter alia the effect of internal reorganizations between business segments that have no impact on the Group as a whole.

On a comparable basis, HCS France’s revenues posted 1.2% growth between the two periods, to reach 8,967 million euros in the first half of 2008.

☐	Revenues from Consumer Services

On a comparable basis, the slight 0.6% decrease in Consumer Service revenues, amounting to 4,715 million euros in the first half of 2008, is explained by the fall in switched telephone network (STN) business and in other mature operations (public phone traffic and terminal leasing), which is almost entirely offset by the rapid development of ADSL broadband services. The ARPU for Consumer Services (see Section 5.5 “Financial glossary and Non-GAAP financial measures”) increased substantially, from 29.2 euros at June 30, 2007 to 32.1 euros at June 30, 2008 (calculation based on a rolling 12-month basis). This change stems from:

the 26.3% growth in revenues from Consumer On-line and Internet access services, linked to the rapid development of ADSL broadband services, which reflect i) the 19.1% growth in the number of Consumer customers for ADSL broadband usages, ii) the 38.5% increase in the number of Livebox gateways leased, iii) the 65.6% rise in the number of subscribers to “Voice over IP” services, and iv) the 65.9% growth in the number of subscribers to “ADSL TV” offers. This growth was partly offset by the continued fall in the number of low-speed Internet customers (548,000 low-speed Internet customers at June 30, 2008, compared to 796,000 one year earlier), due to the effect of migrations towards ADSL broadband, and the decline in revenues from the Télétel kiosque;

the 17.9% fall in revenues from Consumer Calling services, mainly due i) to the decrease in the overall switched telephone traffic market (measured to the interconnection), which has greatly accelerated since September 2005 due to the development of “Voice over IP” services (14.7% reduction in the total STN traffic billed to France Telecom customers), and ii) to the impact of the reductions in the price of calls to mobiles (which occurred, for residential customers, on January 18, 2007 and on January 17, 2008);

the 5.7% fall in revenues from Consumer Subscription fees, due to the development of full unbundling, the wholesale offer of telephone subscriptions and the wholesale offer of naked ADSL access to third-party IAPs (Internet Access Providers), the revenues from which are included in the “Revenues from Carrier Services” described hereinafter. The number of lines directly billed to customers through residential telephone subscription fees or Pro contracts fell by 7.1% as a result between June 30, 2007 and June 30, 2008. These negative impacts were partially offset by the positive effect of the 7% rise in main subscription prices, which occurred on July 1, 2007; and

the 7.7% decrease in revenues from Other Consumer Services, linked to the 29.1% fall in public phone traffic and card services and the decline in the phone terminal leasing business, the number of terminals leased (excluding Livebox gateways) having decreased by 17.6% in one year.

☐	Revenues from Carrier Services

On a comparable basis, the 4.9% growth in revenues from Carrier Services, which amounted to 3,174 million euros in the first half of 2008, is explained by:

the 9.9% increase in the revenues from Domestic Carrier services, mainly linked to the rapid development of the ADSL broadband market and, in particular, the unbundling of telephone lines. At the same time, revenues from wholesale sales of ADSL access to third-party IAPs (Internet Access Providers) grew by 13.7% due to the increase in the number of ADSL accesses sold wholesale to third-party IAPs. The revenues from domestic interconnections fell by 9.8%, due to the reduction in traffic and domestic interconnection “voice” rates and the continued fall in “low-speed Internet” interconnection traffic. Finally, the revenues from data services to carriers (leased lines and Turbo DSL services) recorded a 13.2% increase, linked to the growth of the customer base, which was partially offset by the effect of rate reductions; and

the near stable revenues from Other Carrier services (0.3% decrease), due to the reduction in revenues from services provided to other France Telecom group business segments (decrease in telephone traffic volume and price reductions), offset by the growth in revenues from services to international carriers.

☐	Revenues from Other Home Communication Services in France

On a comparable basis, the 1.2% decrease in revenues from other Home Communication Services in France, which amounted to 1,078 million euros in the first half of 2008, mainly resulted from the 1.3% decrease in the income generated by services provided to other business segments (distribution of products and services, commercial administration, customer services, connection, maintenance and billing), which makes up 84% of the revenues from Other Home Communication Services in France. External revenues also recorded a 0.7% decrease, affecting information services inter alia.

Revenues - HCS Poland

For the half years ended June 30, 2007 and 2008, the table below sets out the operating indicators for the HCS Poland sub-segment.

(in millions of euros)		Half years ended June 30
HCS POLAND	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	1,509	1,566	1,421	(3.7)%	6.2%
Consumer and Business customers
Number of fixed-line telephony customers (3)	8,400	9,476	9,476	(11.4)%	(11.4)%
Number of broadband Internet customers (3) (4)	2,084	1,870	1,870	11.4%	11.4%
Number of subscribers to multi-service offers:
Number of leased Livebox (3)	441	273	273	61.5%	61.5%
Number of subscribers to “Voice over IP” services (3)	176	71	71	147.9%	147.9%
Number of subscribers to “ADSL TV” offers (3)	54	19	19	184.2%	184.2%
Wholesale Services
Number of wholesale lines rental (3)	769	327	327	135.2%	135.2%
Number of Bitstream accesses (3)	244	52	52	ns	ns

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	In thousands. At end of period.
(4)	ADSL and SDI technology (fast Internet access technology).

On a historical basis, HCS Poland revenues recorded a 6.2% rise compared to the first half of 2007, equaling 1,509 million euros for the first half of 2008. This increase includes the positive effect of foreign exchange fluctuations.

On a comparable basis, HCS Poland revenues posted a 3.7% decrease between the two periods, mainly due to:

the fall in “voice” revenues, which reflects, in a highly competitive and regulated context (reduction of call termination prices for calls to mobiles in July 2007, following a decision by the Polish regulator), the decrease in the number of fixed-line telephony customers, linked to the fixed-to-mobile substitution effect and the migration of customers to wholesale offers;

partially offset by the increase in revenues from growing services such as broadband Internet access and managed network businesses. On a comparable basis, broadband Internet access revenues recorded 15.4% growth in the first half of 2008 compared to the first half of 2007, driven by the 11.3% increase in the number of broadband Internet customers (i.e. 214,000 new customers over the period). The broadband offers were expanded with the launching of the Livebox in 2007 (441,000 customers at June 30, 2008). These favorable changes have enabled TP S.A. to maintain a leading position on the Polish broadband market, and to more than offset the decline in low-speed Internet revenues, which accounted for 2.4% of the total revenues from Internet access services. Data transmission services (including low-speed and broadband Internet, data transmission and leased lines), which were up 16% in the first half of 2008, represented 24% of HCS Poland’s total revenues, compared to 20% in the first half of 2007.

Revenues - HCS Rest of the world

For the half years ended June 30, 2007 and 2008, the table below sets out the operating indicators for the HCS Rest of the world sub-segment.

(in millions of euros)		Half years ended June 30
HCS REST OF THE WORLD	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Spain (2)
Revenues (3)	362	354	268	2.2%	34.9%
Number of broadband Internet customers (ADSL) (4)	1,192	1,046	698	14.0%	70.8%
United Kingdom
Revenues (3)	166	180	206	(7.7)%	(19.6)%
Number of broadband Internet customers (ADSL) (4)	1,063	1,090	1,090	(2.5)%	(2.5)%
Senegal
Revenues (3)	209	195	195	7.1%	7.1%
Number of fixed-line telephony customers (4)	255	284	284	(10.2)%	(10.2)%
Jordan
Revenues (3)	113	117	134	(2.8)%	(15.7)%
Number of fixed-line telephony customers (4)	529	600	600	(11.8)%	(11.8)%
Ivory Coast
Revenues (3)	96	92	92	5.3%	5.3%
Number of fixed-line telephony customers (4)	262	246	246	6.5%	6.5%
Other subsidiaries (5)
Revenues (6)	97	84	133	15.0%	(27.5)%
Total
Revenues (3)	1,043	1,021	1,029	2.2%	1.4%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	Acquisition of Ya.com (which became FT España ISP) on July 31, 2007.
(3)	In millions of euros.
(4)	In thousands. At end of period.
(5)	Other subsidiaries include inter alia subsidiaries in Mauritius.
(6)	In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 1.4% increase in the revenues from HCS Rest of the world between the first half of 2007 and the first half of 2008 included the unfavorable effect of foreign exchange fluctuations, partly offset by the positive impact of changes in the scope of consolidation mainly relating i) to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007, and ii) to the sale of Orange’s Internet operations in the Netherlands on October 1, 2007.

On a comparable basis, the revenues from HCS Rest of the world increased by 2.2%, to 1,043 million euros, and mainly reflect i) the rise in revenues in emerging countries (due to the development of domestic and international interconnection and mobile network infrastructure leasing operations), and ii) to a lesser extent, the 2.2% rise in the revenues in Spain. These effects were partially offset by the 7.7% fall in revenues in the United Kingdom.

3.2.2	Gross operating margin - HCS

Gross Operating Margin (GOM) is a non-GAAP financial measure. For information on the calculation of GOM and the reasons for which France Telecom uses this measure, please see Section 5.5 (“Financial glossary and Non-GAAP financial measures”).

On a historical basis, the HCS GOM posted a 2.1% increase between the first half of 2007 and the first half of 2008, amounting to 3,875 million euros, and includes i) the positive impact of foreign exchange fluctuations, mainly linked to the change in the value of the Polish zloty, and ii) the unfavorable effect of the changes in the scope of consolidation relating to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007, and the sale of Orange’s Internet operations in the Netherlands on October 1, 2007.

On a comparable basis, the 1.6% increase in the HCS GOM, which represented a rise of 59 million euros between the first half of 2007 and the first half of 2008, is explained by:

the 1.0% rise in HCS France GOM. This 33 million euro increase was linked to the growth in revenues, driven by the development of the wholesale broadband access and ADSL broadband service market, which was partially offset by the rise in the operating expenses included in the GOM. This increase in operating expenses mainly resulted from i) the increase in IT costs, and ii) the increase in outsourcing fees relating to technical operation and maintenance, due to the rise in maintenance subcontracting costs, mainly attributable to the rapid development of ADSL broadband multiservice offers. These rises were partially offset by the reduction in other operating expenses (net of other operating income), which is explained inter alia by the reduction in reserves for legal expenses;

the 2.8% increase (a gain of 18 million euros) in HCS Poland GOM, mainly due to the decrease in the operating expenses included in the GOM, which was partially offset by the reduction in revenues. The reduction in operating expenses included in the GOM related to i) the decrease in other operating expenses (net of other operating income), which is explained inter alia by the reduction in provisions and operating taxes, and ii) the decrease in labor expenses (wages and employee benefit expenses). The slight decrease in labor expenses (wages and employee benefit expenses) in particular reflects the reduction in the average number of employees (full-time-equivalents), this volume effect being partly offset by the price effect resulting from the increase in levels of expertise and qualifications for some employee profiles. These decreases were partially offset by the increase in commercial expenses, which reflects the efforts made to promote and develop broadband; and

the 26.9% growth in HCS Rest of the world GOM. This increase, equal to 9 million euros, is explained inter alia by the improvement in Spain GOM, due to the development of unbundling, partially offset by the decrease in the United Kingdom GOM, mainly linked to the fall in revenues.

3.2.3	Capital expenditures on tangible and intangible assets excluding licenses - HCS

CAPEX is a non-GAAP financial measure. It includes capital expenditures on tangible and intangible assets excluding telecommunications licenses (GSM and UMTS licenses) and investments through finance leases.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses increased by 28.7% between the first half of 2007 and the first half of 2008, amounting to 1,586 million euros in the first half of 2008. This increase includes i) the effect of changes in the scope of consolidation, relating inter alia to the acquisition of Ya.com (which became FT España ISP) in Spain on July 31, 2007 and to the sale of Orange’s Internet operations in the Netherlands on October 1, 2007, as well as the ii) the impact of foreign exchange fluctuations linked to the change in the value of the Polish zloty.

On a comparable basis, the 21.5% rise, totaling 280 million euros, in HCS capital expenditures on tangible and intangible assets excluding licenses between the two periods, was mainly due to:

HCS France capital expenditures, which posted 29.2% growth (representing an increase of 281 million euros). This increase was mainly due to i) a specific operation to buy back operating premises in France, representing 163 million euros, in the first half of 2008, and ii) expenditures for the fixed-line access networks, due to fiber optic pre-deployment;

HCS Rest of the world capital expenditures, which posted 12.0% growth, a 15 million euro increase, mainly resulting from the rise in capital expenditures in Spain.

partially offset by the 7.4%, or 16 million euros, decrease in HCS Poland capital expenditures.

3.3  ENTERPRISE COMMUNICATION SERVICES (ECS)

For the half years ended June 30, 2007 and 2008, the following table sets forth the principal operating data for the ECS segment.

(in millions of euros)		Half years ended June 30
ENTREPRISE COMMUNICATION SERVICES (ECS)	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues	3,840	3,731	3,800	2.9%	1.1%
GOM	746	629	648	18.7%	15.2%
GOM / Revenues	19.4%	16.9%	17.0%
CAPEX	157	198	198	(20.5)%	(20.4)%
CAPEX / Revenues	4.1%	5.3%	5.2%
Average number of employees	20,066	19,408	19,283	3.4%	4.1%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

3.3.1	Revenues - ECS

For the half years ended June 30, 2007 and 2008, the table below shows the revenues by product line and the operating indicators for the ECS segment.

(in millions of euros)		Half years ended June 30
ENTREPRISE COMMUNICATION SERVICES (ECS)	2008	2007 comparable basis (1)	2007 historical basis	Change (%) comparable basis (1)	Change (%) historical basis
Revenues (2)	3,840	3,731	3,800	2.9%	1.1%
Business network legacy	1,739	1,836	1,857	(5.3)%	(6.3)%
Advanced business network	1,004	931	962	7.9%	4.3%
Extended business services	637	549	538	16.0%	18.5%
Other business services	459	414	443	10.9%	3.7%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.6	-	5.7	-	(3.1)%
Total number of permanent accesses to data networks in France (4) (5)	323.4	-	309.2	-	4.6%
o/w Number of IP-VPN accesses in France (4) (5)	250.1	-	223.6	-	11.9%
Number of IP-VPN accesses worldwide (5)	308.1	-	273.3	-	12.7%
Number of Business Everywhere mobile services users in France (5)	629.7	-	525.5	-	19.8%

(1)	See Section 5.1 “Transition from data on a historical basis to data on a comparable basis”.
(2)	In millions of euros.
(3)	At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.
(4)	Access by customers outside the France Telecom group, excluding the carrier market.
(5)	In thousands. At end of period.

On a historical basis, ECS revenues posted 1.1% growth between the first half of 2007 and the first half of 2008. This growth includes the positive effect of changes in the scope of consolidation with the integration of the “Business” and “Managed Services” divisions of GTL India, acquired in 2007, which was offset by the unfavorable impact of foreign exchange fluctuations.

Revenues from Business network legacy

On a comparable basis, the 5.3% fall in revenues from Business network legacy continued in the first half of 2008, compared to the first half of 2007, but in a more contained way, as:

the migration of traditional data services (infrastructure and managed networks) towards more recent technologies entered its final phase, and consequently the migration pace for the remaining customer base slowed since these customers were more reluctant to make the technological leap. The fall in revenues from data legacy therefore equaled 10.2% between the first half of 2007 and the first half of 2008;

at the same time, the impact of migration from voice to IP media remains limited. The 3.2% reduction in revenues from voice legacy is explained, i) by the 7.3% decrease in the volume of Business telephone calls (declined in the market measured to the interconnection, with a positive seasonal effect, however, in 2008), and ii) by the continued decrease in customer relations service traffic (Audiotel and Welcome N°), combined with more limited price effects linked to the almost stable average prices per minutes for outgoing traffic. The stabilization of “voice” access figures is also contributing to the slowdown in the decline of traditional “voice” business, due to inter alia the positive effect of the subscription rate rise that occurred on July 1, 2007.

Revenues from Advanced business network

On a comparable basis, a significant 7.9% rise between the first half of 2007 and the first half of 2008 in the revenues from Advanced business network was mainly explained by:

the 7.3% growth in revenues from business network IP, larger bandwidths and the development of added value services, offsetting the slight decrease in the pace of IP-VPN access growth; and

to a lesser extent, the growth in revenues from data infrastructure advanced, reflecting the development of very large bandwidth services such as MAN Ethernet and Ethernet LINK.

Revenues from Extended business services

On a comparable basis, the sustained 16.0% growth, between the first half of 2007 and the first half of 2008, in the revenues from Extended business services, first of all reflects the effective positioning of ECS on the outsourcing service market, the revenues from which grew by 23.3% between the first half of 2007 and the first half of 2008, outperforming the market. Growth was sustained by both the extension of existing contracts and the implementation of new contracts. In addition, in the first half of 2008, France Telecom began to realize the benefit of the synergies created between the France Telecom group and the subsidiaries acquired over the last few years. Consultancy and integration business also recorded growth significantly above the market rate.

Revenues from Other business services

On a comparable basis, revenues from Other Business Services grew by 10.9% between the first half of 2007 and the first half of 2008. This growth was mainly linked to the increase in revenues from the sale of network equipment, driven inter alia by demand from emerging countries while, at the same time, the broadcasting business continued to grow.

3.3.2	Gross operating margin - ECS

On a historical basis, the ECS GOM equaled 746 million euros in the first half of 2008, up 15.2% compared to the first half of 2007, which included the unfavorable impact of foreign exchange fluctuations.

On a comparable basis, the ECS GOM grew by 18.7%. The ratio of GOM to revenues therefore improved by 2.5 points, equaling 19.4% in the first half of 2008. This significant growth in the GOM can be traced to the improvement in the network and service activities margin, which more than offset the negative effect of the transformation of the Group’s operations (IP solutions and a growing service share). In addition, the overall growth in business meant that general and administrative expenses diminished in amount compared to revenues; these expenses fell in absolute terms compared to the first half of 2007.

3.3.3	Capital expenditures on tangible and intangible assets excluding licenses - ECS

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses amounted to 157 million euros in the first half of 2008, down 20.5% compared to the first half of 2007. These capital expenditures mainly relate to connectivity and the continuous development of service business. The ECS segment is anticipating more sustained capital expenditures in the second half year, driven by the emerging markets.

4. Cash flows and financial debt

4.1  LIQUIDITY AND CASH FLOWS

Simplified consolidated statement of cash flows (1)

For the half years ended June 30, 2007 and 2008, the following table shows the simplified consolidated cash flows for the France Telecom group.

	Half years ended June 30
(in millions of euros)	2008	2007 historical basis
Net cash provided by operating activities	7,226	6,552
Net cash used in investing activities	(3,364)	(2,844)
Net cash used in financing activities	(4,010)	(4,431)
Net change in cash and cash equivalents	(148)	(723)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3	18
Cash and cash equivalents at beginning of period	4,025	3,970
Cash and cash equivalents at end of period	3,880	3,265

(1)	For more details, see the “Consolidated statement of cash flows” in the half year consolidated financial statements.

Organic cash flow

Organic cash flow is a non-GAAP financial measure. For information on the calculation of organic cash flow and the reasons for which France Telecom uses this measure, see Section 5.5 “Financial glossary and Non-GAAP financial measures”.

France Telecom uses organic cash flow as an operating performance indicator in order to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from the sale of investment securities (net of cash transferred).

☐	From GOM to net cash provided by operating activities

For the half years ended June 30, 2007 and 2008, the following table shows the transition from GOM to net cash provided by operating activities for the France Telecom group.

	Half years ended June 30
(in millions of euros)	2008	2007 historical basis
GOM	9,675	9,416
Neutralization of non-monetary items included in the GOM	106	76
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(1,360)	(1,459)
Income tax paid	(445)	(467)
Employee profit-sharing paid	(359)	(346)
Payments made for early retirement plan	(351)	(485)
Restructuring costs paid (1)	(160)	(134)
Change in total working capital requirement (2) (3)	137	(34)
Neutralization of non-monetary items and other items paid	(17)	(15)
Net cash provided by operating activities	7,226	6,552

(1)	Excluding payments made for early retirement plan (see above in table).
(2)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.
(3)	Excluding employee profit sharing paid (see above in table).

☐	From net cash provided by operating activities to organic cash flow

For the half years ended June 30, 2007 and 2008, the following table shows the transition from net cash provided by operating activities to organic cash flow for the France Telecom group.

	Half years ended June 30
(in millions of euros)	2008	2007 historical basis
Net cash provided by operating activities	7,226	6,552
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(3,615)	(3,343)
• CAPEX (1)	(3,134)	(2,967)
• Telecommunication licenses (1)	(194)	-
• Increase (decrease) in amounts due to fixed asset suppliers	(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Organic cash flow	3,645	3,260

(1)	See Section 2.4 “Group Investment expenditure” and Note 2 to the half year consolidated financial statements.

France Telecom organic cash flow amounted to 3,645 million euros in the first half of 2008, compared to 3,260 million euros in the first half of 2007, reflecting an increase of 385 million euros. This increase was mainly explained by the net increase in cash provided by operating activities (-674 million euros), linked, inter alia, to the growth in the GOM, partly offset by the increase in acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) of 289 million euros between the two periods.

The share of organic cash flow attributable to minority shareholders amounted to 211 million euros in the first half of 2008, compared to 315 million euros in the first half of 2007.

Net cash provided by operating activities

The net cash provided by operating activities totaled 7,226 million euros in the first half of 2008, up 674 million euros compared to the first half of 2007 (6,552 million euros).

(in millions of euros)	Half years ended June 30
Net cash provided by operating activities for the first half 2007 (historical basis)	6,552
Increase factors:
Increase in GOM	259
Increase in change in total working capital requirement (1)	145
Decrease in payments made for early retirement plan	134
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	99
Decrease in income tax paid	22
Other items	15
Net cash provided by operating activities for the first half 2008	7,226

(1)	See Section 5.5 “Financial glossary and Non-GAAP financial measures”.

Net cash used in investing activities

The net cash used in investing activities rose to 3,364 million euros in the first half of 2008, compared to 2,844 million euros in the first half of 2007. The tables set forth below provide a breakdown.

☐	Acquisitions and sales of property, plant and equipment and intangible assets

(in millions of euros)	Half years ended June 30
ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS ( NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS)	2008	2007 historical basis
Acquisitions of property, plant and equipment and intangible assets	(3,328)	(2,967)
• CAPEX (1)	(3,134)	(2,967)
• Telecommunication licenses (1)	(194)	-
Increase (decrease) in amounts due to fixed asset suppliers	(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
Group total	(3,581)	(3,292)

(1)	See Section 2.4 “Group Investment expenditure” and Note 2 to the half year consolidated financial statements.

☐	Cash paid for investment securities

(in millions of euros)	Half years ended June 30
CASH PAID FOR INVESTMENT SECURITIES (NET OF CASH ACQUIRED)	2008	2007 historical basis

Purchase of 2% of treasury shares by Mobistar (1)	(74)	-
Acquisition of 100% de Cityvox SAS (1)	(30)	-
Acquisition of 0.1% of Groupe Silicomp	(5)	-
Acquisition of 91.4% of Groupe Silicomp	-	(89)
Other acquisitions	(65)	(39)
Group total	(174)	(128)

(1)	See Section 1.4 “Main events that took place in the first half of 2008”.

Cash paid for investment securities, net of cash acquired, amounted to 174 million euros in the first half of 2008, compared to 128 million euros in the first half of 2007.

☐	Proceeds from sales of investment securities

(in millions of euros)	Half years ended June 30
PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED)	2008	2007 historical basis
Price supplement tied to the sale of Tower Participations (company holding TDF)	-	254
Proceeds from the sale of 20% of Bluebirds Participations France (company holding Eutelsat Communications)	-	110
Other proceeds from sales	36	48
Group total	36	412

The proceeds from sales of investment securities, net of cash transferred, amounted to 36 million euros in the first half of 2008, compared to 412 million euros in the first half of 2007.

☐ Other changes in marketable securities and other assets

Marketable securities and other assets decreased by 355 million euros in the first half of 2008 (compared to a 164 million euro decrease in the first half of 2007). In the first half of 2008, this amount included, inter alia, a 56 million euro escrow deposit. This supplemental deposit concerned the litigation relating to France Telecom’s special business tax regime between 1991 and 2002 (see note 7 to the half year consolidated financial statements). The placing into escrow of this supplemental deposit increased the net financial debt at June 30, 2008, but had no effect on the Group organic cash flow in the first half of 2008.

Net cash used in financing activities

The net cash used in financing activities represented a total requirement of 4,010 million euros in the first half of 2008, compared to a requirement of 4,431 million euros in the first half of 2007.

The main debt issues and redemptions and the main credit line changes in the first half of 2008 are described in note 5 to the half year consolidated financial statements.

4.2 FINANCIAL DEBT

Group France Telecom’s net financial debt (see Section 5.5 “Financial Glossary and Non-GAAP financial measures” and note 5 to the half year consolidated financial statements) amounted to 38,204 million euros at June 30, 2008, compared to 37,980 million euros at December 31, 2007 and 42,113 million euros at June 30, 2007. The net financial debt decreased by 3,909 million euros compared to June 30, 2007. Compared to December 31, 2007, the net financial debt was practically stable at June 30, 2008.

Net financial debt indicators

(in millions of euros)			Periods ended
	June 30, 2008	Dec. 31, 2007 historical basis	June 30, 2007 historical basis
Net financial debt	38,204	37,980	42,113
Weighted average cost of net financial debt	6.41%	6.46%	6.18%
Average maturity of net financial debt (1)	7.2 ans	7.1 ans	7.1 ans
Ratio of Net financial debt / Shareholders’ equity	1.14	1.11	1.34
Ratio of Net financial debt / GOM(3)	1.97 (2)	1.99	2.25 (2)

(1)	Excluding perpetual bonds redeemable for shares (TDIRAs).
(2)	GOM recorded during the twelve previous months on a historical basis.
(3)

The ratio of net financial debt to gross operating margin is a non-GAAP financial measure. For information on the calculation of this ratio, see Section 5.5 “Financial glossary and Non-GAAP financial measures”.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

Change in net financial debt

(in millions of euros)
Net financial debt at December 31, 2007 (historical basis)	37,980
Decrease factors:
Organic cash flow (1)	(3,645)
Procceds from sales of investment securities (net of cash transferred) (1)	(36)
Increase factors:
Dividends paid by France Telecom S.A. (1.30 euro per share)	3,386
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	533
Cash paid for investment securities (net of cash acquired) (1)	174
Other items	(188)
Net financial debt at June 30, 2008	38,204

(1)	See Section 4.1, “Liquidity and cash flows”.

5. Additional information

5.1 TRANSITION FROM DATA ON A HISTORICAL BASIS TO DATA ON A COMPARABLE BASIS

Data on a comparable basis is calculated through GOM. For items between GOM and operating income, data on a comparable basis is established only for depreciation and amortization.

Group Summary

(in millions of euros)				Half years ended June 30, 2007
	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	25,913	9,416	(4,007)	2,967	184,923
Changes in scope of consolidation	(239)	(114)	65	19	(283)
Newly consolidated companies	117	(47)	(21)	21	1,109
Acquisition of Ya.com (became FT España ISP)	86	(42)	(17)	17	473
Acquisition of VOXmobile	17	(1)	(4)	4	108
Acquisition of GTL India	11	-	-	-	496
Other	3	(4)	-	-	32
Companies no longer consolidated	(356)	(67)	86	(2)	(1,392)
Sale of Orange’s mobile and Internet businesses in the Netherlands	(356)	(64)	85	(41)	(1,392)
Other	-	(3)	1	39	-
Foreign exchange fluctuations (1)	(336)	(57)	16	(13)	-
Pound sterling (GBP)	(417)	(84)	66	(25)	-
Polish zloty (PLN)	235	97	(60)	34	-
American Dollar (USD)	(79)	(36)	1	(2)	-
Other	(75)	(34)	9	(20)	-
Other changes	(28)	(8)	(7)	7	-
Data on a comparable basis	25,310	9,237	(3,933)	2,980	184,640

(1)	Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

The variations included in the transition from data on a historical basis to data on a comparable basis for the first half of 2007 primarily include:

changes in scope of consolidation which primarily reflected the impact of:

•

the disposal of Orange Internet and mobile businesses in the Netherlands (HCS Rest of the world and PCS Rest of the world business sub-segment) on October 1, 2007, effective January 1, 2007 in the comparable basis data;

•	the acquisition of VOXmobile (PCS Rest of the world business sub-segment) on July 2, 2007, taking effect on January 1, 2007, in the comparable basis data;

•

the acquisition of T-Online Telecommunications Spain (now FT España ISP, HCS Rest of the world business sub-segment), operating under the Ya.com brand, on July 31, 2007, taking effect on January 1, 2007 in the comparable basis data;

•	the acquisition of GTL India (ECS business segment) on August 30, 2007, taking effect on January 1, 2007, in the data on a comparable basis;

and the foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.

Personal Communication Services (PCS)

(in millions of euros)				Half years ended June 30, 2007
PCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	14,107	4,974	(2,223)	1,537	35,519
Changes in scope of consolidation	(302)	(63)	73	(30)	(1,037)
Sale of Orange’s mobile businesses in the Netherlands	(320)	(57)	78	(34)	(1,161)
Acquisition of VOXmobile	17	(1)	(4)	4	108
Other	1	(5)	(1)	-	16
Foreign exchange fluctuations (1)	(349)	(98)	56	(30)	-
Other changes (2)	(20)	(19)	-	(1)	(1,157)
Data on a comparable basis	13,436	4,794	(2,094)	1,476	33,325

(1)	Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.
(2)	Including the effect of internal reorganizations between business segments with no effect at Group level.

Home Communication Services (HCS)

(in millions of euros)				Half years ended June 30, 2007
HCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	11,168	3,795	(1,573)	1,232	130,121
Changes in scope of consolidation	37	(51)	(9)	49	267
Acquisition of Ya.com (became FT España ISP)	86	(42)	(17)	17	473
Sale of Orange’s Internet businesses in the Netherlands	(50)	(7)	7	(6)	(230)
Other	1	(2)	1	38	24
Foreign exchange fluctuations (1)	97	61	(40)	17	-
Other changes (2)	29	10	(5)	8	1,519
Data on a comparable basis	11,331	3,815	(1,627)	1,306	131,907

(1)	Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for the first half of 2008.
(2)	Including the effect of internal reorganizations between business segments with no effect at Group level.

Enterprise Communication Services (ECS)

(in millions of euros)				Half years ended June 30, 2007
HCS	Revenues	GOM	Depreciation and amortization	CAPEX	Average nb of employees
Data on a historical basis	3,800	648	(212)	198	19,283
Changes in scope of consolidation	11	-	-	-	496
Acquisition of GTL India	11	-	-	-	496
Foreign exchange fluctuations (1)	(85)	(21)	-	(1)	-
Other changes (2)	5	2	(1)	1	(371)
Data on a comparable basis	3,731	629	(213)	198	19,408

(1)	Foreign exchange fluctuations between the average exchange rates for the first half of 2007 and the average exchange rates for 2008.
(2)	Including the effect of internal reorganizations between business segments with no effect at Group level.

5.2  CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The main events that took place in the first half of 2008 affecting contractual obligations and off-balance sheet commitments are described in note 7 to the half year consolidated financial statements.

5.3  TRANSACTIONS WITH RELATED PARTIES

During the first half of 2008, France Telecom did not carry out any significant transactions with related parties (as defined in France Telecom’s Annual Report on Form 20-F for the period ending December 31, 2007).

5.4  SUBSEQUENT EVENTS

The main subsequent events that occurred after June 30, 2008 are described in note 8 to the half year consolidated financial statements.

5.5  FINANCIAL GLOSSARY AND NON-GAAP FINANCIAL MEASURES

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see this definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer fixed-line services (HCS segment): the average monthly revenue per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU for Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 2 to the half year consolidated financial statements).

CAPEX is a non-GAAP financial measure. France Telecom’s management uses CAPEX to measure the operational efficiency of the use of capital at each business segment level, without taking into account investments financed through finance leases (which are immaterial in amount) and investments in telecommunication licenses, because the amounts paid for licenses are outside management’s day-to-day control of operating investments. Using CAPEX, investors can follow the annual investment requirements for France Telecom’s business and measure its efficiency on a shorter-term basis. CAPEX should be considered in addition to, and not as a substitute for, purchases of property, plant and equipment, and intangible assets. CAPEX, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

	Half year ended June 30
	2008	2007
		historical basis
	in millions of euros
Purchases of property, plant and equipment and intangible assets excluding telecommunications licenses (CAPEX)	3,134	2,967
Telecommunications licenses	194	-
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS	3,328	2,967

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases include:

Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

Service fees and inter-operator costs;

and Other external purchases: external purchases including overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT expenses, equipment purchases, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired).

GOM: gross operating margin (see Note 2 to the half year consolidated financial statements). GOM is a non-GAAP financial measure and is calculated as follows: revenues less external purchases, other operating expenses (net of other operating income) and labor expenses (wages and employee benefit expenses). The labor expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation. GOM is one of the key measures used by France Telecom group internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and business segment profitability using the same measure used by management.

GOM also allows France Telecom to compare its results with those of other companies in the telecommunications sector without considering their asset structure. GOM, or similar measures used by France Telecom’s competitors, is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

GOM is not a measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of France Telecom’s liquidity. Accordingly, France Telecom presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

The reconciliation between gross operating margin and operating income as reported in the consolidated income statement is set forth below.

	Half year ended June 30
	2008	2007
		historical basis
	in millions of euros
Revenues	26,304	25,913
External purchases	(11,263)	(11,030)
Other operating income	202	236
Other operating expenses	(1,167)	(1,276)
Labor expenses
Wages and employee benefit expenses	(4,401)	(4,427)
GOM	9,675	9,416
Employee profit-sharing	(146)	(159)
Share-based compensation	(41)	(137)
Depreciation and amortization	(3,841)	(4,007)
Impairment of non-current assets	22	(15)
Gains (losses) on disposal of assets	10	409
Restructuring costs	(202)	(45)
Share of profits (losses) of associates	(6)	1
OPERATING INCOME	5,471	5,463

Gross operating margin: see GOM.

Growing markets: Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Mauritius, Jordan, Madagascar, Mali, Mexico, Moldova, Poland (mobile telephony subsidiaries), the Central African Republic, the Dominican Republic, Romania, Senegal, Slovakia, Vanuatu, Vietnam and other markets.

Labor expenses (wages and employee benefit expenses): see OPEX.

Mature markets: France, United Kingdom, Spain, Poland (fixed-line telephony subsidiaries), Belgium, Switzerland, the Netherlands (to September 30, 2007, see Section 5.1 “Transition from data on a historical basis to data on a comparable basis”) and Luxembourg.

Net financial debt: Net financial debt, as defined and used by France Telecom, corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge and net investment hedge accounting. The underlying items hedged by these derivatives (future cash flows, net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The lines “effective portion of cash flow hedges” and “unrealized portion of net investment hedges” are added to net financial debt in order to offset this timing difference (see Note 5 to the half year consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues correspond to network revenues (see this definition), excluding revenues generated by “voice” (excluding revenues from mobile virtual network operators, MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses excluding labor expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

OPEX: operating expenses included in the determination of the gross operating margin (GOM), including:

Labor expenses (wages and employee benefit expenses): the labor expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labor expenses (wages and employee benefit expenses) are net of capitalized labor expenses;

OPEX excluding labor expenses (wages and employee benefit expenses): operating expenses excluding labor expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating income and expenses. Operating expenses excluding labor expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labor expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: Organic cash flow is a non-GAAP financial measure. It corresponds to the net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

France Telecom considers organic cash flow to be useful and relevant information for investors since it is the measure used by management to analyze France Telecom’s ability to generate cash provided by business operations available (net cash provided by operating activities, minus acquisitions of tangible and intangible assets) excluding proceeds from sale of investment securities and excluding acquisitions of securities and financial assets. Organic cash flow should be considered in addition to, and not as a substitute for, net cash provided by operating activities and net cash used in investing activities. Organic cash flow, as France Telecom defines it, may not be comparable to similarly titled measures reported by other companies.

The reconciliation between net cash and organic cash flow as reported in the consolidated income statement is set forth below.

	Half year ended June 30
	2008	2007
		historical basis
	in millions of euros
Net cash provided by operating activities	7,226	6,552
Acquisitions of property, plant and equipment and intangible assets	(3,328)	(2,967)
Increase (decrease) in amounts due to fixed asset suppliers	(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets	34	51
ORGANIC CASH FLOW	3,645	3,260

Other external purchases: see External purchases.

Ratio of net financial debt to GOM: The ratio of net financial debt to GOM is a non-GAAP financial measure. It was calculated as follows:

	June 30, 2008	December 31, 2007	June 30, 2007
		historical basis	historical basis
	in millions of euros
Net financial debt	38,204	37,980	42,113
GOM of the Group(1)	19,375	19,116	18,697
NET FINANCIAL DEBT / GOM	1.97	1.99	2.25

(1)	GOM recorded, for each of the three periods, during the twelve months previous to the respective date and on a historical basis.

II. Unaudited Consolidated

Financial Statements

Six months ended June 30, 2008 and 2007

Year ended December 31, 2007

(page deliberately left blank)

UNAUDITED CONSOLIDATED INCOME STATEMENT

(amounts in millions of euros, except for share data)

	Note	Period ended June 30, 2008	Period ended June 30, 2007

Revenues	2	26,304	25,913
External purchases	2	(11,263)	(11,030)
Other operating incomes	2	202	236
Other operating expenses	2	(1,167)	(1,276)
Labour expenses: - Wages and employee benefit expenses	2	(4,401)	(4,427)
- Employee profit-sharing	2	(146)	(159)
- Share-based compensation	2	(41)	(137)
Depreciation and amortization	2	(3,841)	(4,007)
Impairment of non-current assets		22	(15)
Gains (losses) on disposal of assets		10	409
Restructuring costs	2	(202)	(45)
Share of profits (losses) of associates	2	(6)	1
Operating income		5,471	5,463
Interest expenses, net		(1,156)	(1,240)
Foreign exchange gains (losses)		4	1
Discounting expense		(57)	(57)
Finance costs, net		(1,209)	(1,296)
Income tax	4	(1,266)	(543)
Consolidated net income		2,996	3,624
Net income attributable to equity holders of France Telecom S.A.		2,675	3,308
Minority interests	6	321	316

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom S.A.
- basic		1.03	1.27
- diluted		1.00	1.24

The accompanying notes are an integral part of the consolidated financial statements

UNAUDITED CONSOLIDATED BALANCE SHEET

(amounts in millions of euros)

	Note	At June 30, 2008	At December 31, 2007 (1)

ASSETS
Goodwill		31,631	31,389
Other Intangible assets		16,009	16,658
Property, plant and equipment		27,751	27,849
Interests in associates		321	282
Assets available for sale		515	518
Non-current loans and receivables	5	2,234	1,960
Non-current financial assets at fair value through profit or loss	5	104	54
Non-current hedging derivatives assets	5	10	42
Other non-current assets		34	63
Deferred tax assets		6,228	7,273
Total non-current assets		84,837	86,088

Inventories		837	1,068
Trade receivables		6,239	6,556
Current loans and other receivables	5	99	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	5	78	534
Current hedging derivatives assets	5	14	12
Other current assets		2,123	2,035
Current tax assets		53	111
Prepaid expenses		831	673
Cash and cash equivalents	5	3,880	4,025
Total current assets		14,154	15,095

TOTAL ASSETS		98,991	101,183

(1) Complementary information regarding the effects of the implementation of IFRIC 13 on the balance sheet: see note 1.

The accompanying notes are an integral part of the consolidated financial statements

	Note	At June 30, 2008	At December 31, 2007 (1)
EQUITY AND LIABILITIES

Share capital		10,459	10,457
Additional paid-in capital		15,324	15,317
Retained earnings		1,791	2,532
Cumulative translation adjustment		1,783	1,747
Equity attributable to equity holders of France Telecom S.A.		29,357	30,053

Minority interests		4,021	4,470
Total equity	6	33,378	34,523

Non-current trade payables		515	435
Non-current financial liabilities at amortized cost, excluding trade payables	5	34,009	32,532
Non-current financial liabilities at fair value through profit or loss	5	592	154
Non-current hedging derivatives liabilities	5	955	955
Non-current employee benefits		570	535
Non-current provisions		1,341	1,657
Other non-current liabilities		747	870
Deferred tax liabilities		1,303	1,539
Total non-current liabilities		40,032	38,677

Current trade payables		9,356	9,580
Current financial liabilities at amortized cost, excluding trade payables	5	6,701	8,694
Current financial liabilities at fair value through profit or loss	5	708	730
Current hedging derivatives liabilities	5	431	353
Current employee benefits		1,493	1,881
Current provisions		1,622	1,592
Other current liabilities		2,267	1,837
Current tax payables		256	331
Deferred income		2,747	2,985
Total current liabilities		25,581	27,983

TOTAL EQUITY AND LIABILITIES		98,991	101,183

(1) Complementary information regarding the effects of the implementation of IFRIC 13 on the balance sheet : see note 1.

The accompanying notes are an integral part of the consolidated financial statements

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except for share data)

		Number of shares in issues	Share capital	Additional paid-in capital
	Note
Balance at January 1, 2007		2,606,673,130	10,427	15,179
Change in accounting policy upon application of IFRIC 13	1
Balance at January 1, 2007 after application of IFRIC 13		2,606,673,130	10,427	15,179

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Deferred tax on items recognized directly in equity
Total income and expense recognized directly in equity (A)
Net income for the year 2007 (B)
Total recognized income and expense for the year (A+B)

Allocation of 2006 net income
Capital increase (stock-options exercised)		7,675,781	30	138
Share-based compensation: Employee shareholding plan within the scope of the sale of shares owned by the French State
Share-based compensation: Free share award plan
Share-based compensation: stock options
Purchase of treasury shares
Dividends
Increase of the interest percentage in TP Group
Other movements
Balance at December 31, 2007		2,614,348,911	10,457	15,317

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Foreign exchange gains (losses) on net investment hedges
Deferred tax on items recognized directly in equity
Total income and expense recognized directly in equity (A)
Net income for the 2008 first semester (B)
Total recognized income and expense for the period (A+B)

Allocation of 2007 net income
Capital increase (stock-options exercised)	6	435,804	2	7
Share-based compensation: Free share award plan	6
Share-based compensation: stock options	6
Purchase of treasury shares	6
Dividends	6
Increase of the interest percentage in Mobistar	3
Other movements
Balance at June 30, 2008		2,614,784,715	10,459	15,324

The accompanying notes are an integral part of the consolidated financial statements.

Attributable to equity holders of France Télécom S.A.						Total	Minority interests	Total Equity

Retained earnings					Translation adjustments
Income (expense) recognized directly in equity			Other reserves	Net income
Assets available for sale	Hedging instruments	Deferred taxes
118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638
			198			198		198
118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836

					(467)	(467)	56	(411)
(38)						(38)		(38)
	309					309	10	319
		(106)				(106)	(2)	(108)
(38)	309	(106)			(467)	(302)	64	(238)
				6,300		6,300	519	6,819
(38)	309	(106)		6,300	(467)	5,998	583	6,581

			4,139	(4,139)		0		0
						168		168
			67			67		67
			147			147	2	149
			23			23		23
			(214)			(214)		(214)
			(3,117)			(3,117)	(670)	(3,787)
			0			0	(146)	(146)
			(5)		(6)	(11)	(143)	(154)
80	211	(74)	(3,985)	6,300	1,747	30,053	4,470	34,523

					(2)	(2)	85	83
(33)						(33)		(33)
	14					14	4	18
	3					3		3
		(4)				(4)	(1)	(5)
(33)	17	(4)			(2)	(22)	88	66
				2,675		2,675	321	2,996
(33)	17	(4)		2,675	(2)	2,653	409	3,062

			6,300	(6,300)		0		0
						9		9
			24			24	1	25
			13			13		13
			26			26		26
			(3,386)			(3,386)	(591)	(3,977)
			0			0	(166)	(166)
16			(89)		38	(35)	(102)	(137)
63	228	(78)	(1,097)	2,675	1,783	29,357	4,021	33,378

The accompanying notes are an integral part of the consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except for share data)

		Number of shares in issues	Share capital	Additional paid-in capital
	Note

Balance at January 1, 2007		2,606,673,130	10,427	15,179

Change in accounting policy upon application of IFRIC 13	1
Balance at January 1, 2007 after application of IFRIC 13		2,606,673,130	10,427	15,179

Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Deferred tax on items recognized directly in equity

Total income and expense recognized directly in equity (A)

Net income for the 2007 first semester (B)
Total recognized income and expense for the period (A+B)

Allocation of 2006 net income
Capital increase (stock-options exercised)	6	2,238,711	9	36
Share-based compensation	6
Purchase of treasury shares	6
Dividends	6
Other movements
Balance at June 30, 2007		2,608,911,841	10,436	15,215

The accompanying notes are an integral part of the consolidated financial statements.

Attribuable to equity holders of France Télécom S.A.						Total	Minority interests	Total Equity

Retained earnings					Translation adjustments
Income (expense) recognized directly in equity			Other reserves	Net income
Assets available for sale	Hedging instruments	Deferred taxes

118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638

			198			198		198
118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836

					49	49	14	63
(13)						(13)		(13)
	74					74	4	78
		(25)				(25)	(1)	(26)

(13)	74	(25)			49	85	17	102

				3,308		3,308	316	3,624
(13)	74	(25)		3,308	49	3,393	333	3,726

			4,139	(4,139)
						45		45
			137			137		137
			(211)			(211)		(211)
			(3,117)			(3,117)	(611)	(3,728)
			(11)		4	(7)	(204)	(211)
105	(24)	7	(4,088)	3,308	2,273	27,232	4,362	31,594

The accompanying notes are an integral part of the consolidated financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

(amounts in millions of euros)

	Note	Period ended June 30, 2008	Period ended June 30, 2007

OPERATING ACTIVITIES
Consolidated net income		2,996	3,624

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization		3,841	4,007
Impairment of non-current assets		(22)	15
Gain on disposals of assets		(10)	(409)
Change in other provisions		(213)	(520)
Share of profits (losses) of associates		6	(1)
Income tax	4	1,266	543
Interest income and expense		1,064	1,226
Foreign exchange gains and losses, net		(443)	(148)
Derivatives		581	225
Share-based compensation		41	137

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		204	30
Decrease/(increase) in trade accounts receivable		185	220
Increase/(decrease) in trade accounts payable		300	(399)

Other changes in working capital requirements
Decrease/(increase) in other receivables		(494)	(9)
Increase/(decrease) in other payables		(271)	(63)

Dividends and interest income received		154	114
interest paid and interest rates effects on derivatives, net		(1,514)	(1,573)
Income tax paid		(445)	(467)

Net cash provided by operating activities		7,226	6,552

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(3,328)	(2,967)
Increase/(decrease) in amounts due to fixed asset suppliers		(287)	(376)
Proceeds from sales of property, plant and equipment and intangible assets		34	51

Cash paid for investment securities, net of cash acquired
Purchase of treasury shares by Mobistar	3	(74)	-
Silicomp		(5)	(89)
Other payments for investment securities		(95)	(39)

Proceeds from sales of investment securities, net of cash transferred
Tower Participations		-	254
Bluebirds		-	110
Other proceeds from sales of investment securities		36	48

Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit		(56)	-
Other		411	164

Net cash used in investing activities		(3,364)	(2,844)

The accompanying notes are an integral part of the consolidated financial statements

	Note	Period ended June 30, 2008	Period ended June 30, 2007

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	5	2,775	2,856
Long-term debt	5	690	26

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	5	(4,007)	(2,581)
Long-term debt	5	(152)	(1,236)
Equity portion of hybrid debt		(5)	(8)

Increase/(decrease) in bank overdrafts and short-term borrowings		953	576
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		(230)	(191)
Exchange rates effects on derivatives, net		(147)	(35)
Purchase of treasury shares	6	22	(229)
Capital increase	6	10	39
Minority shareholders’ contributions	6	19	-
Dividends paid to minority shareholders	6	(552)	(531)
Dividends paid by France Telecom SA	6	(3,386)	(3,117)

Net cash used in financing activities		(4,010)	(4,431)

Net change in cash and cash equivalents		(148)	(723)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		3	18
Cash and cash equivalents at beginning of period		4,025	3,970

Cash and cash equivalents at end of period		3,880	3,265

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1	Accounting policies

This note describes the changes in accounting policies which have taken place since publication of the consolidated financial statements for 2007 and which have been used to prepare the interim financial statements at June 30, 2008.

1.1	Basis of preparation of the financial data

The consolidated financial statements and notes were approved by the Board of Directors at its meeting of July 30, 2008.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the consolidated financial statements for the first six months of 2008 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union (UE) and published by the IASB.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2007, with the exception of the changes described in paragraph 1.3 and the specific requirements of IAS 34. As of June 30, 2008, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the EU, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

present fairly the Group’s financial position, financial performance and cash flows;

reflect the economic substance of transactions;

are neutral;

are prepared on a prudent basis; and

are complete in all material respects.

1.2	Use of estimates

In preparing the Group accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at June 30, 2008 may subsequently be changed. The underlying assumptions used for the main estimates are similar to those used as of December 31, 2007.

1.3	New standards and interpretations

First-Time Application of Standards and Interpretations by the Group since January 1, 2008

-	IFRIC 12 « Service Concession Arrangements » (not yet endorsed by the EU)

The application of this interpretration is without effect on the reported financial statements.

-	IFRIC 13 « Customer Loyalty Programmes » (not yet endorsed by the EU)

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts).

IFRIC 13 changes the accounting treatment for loyalty programs applied by the Group until December 31, 2007, based on the French GAAP opinion 2004-E of CNC’s Comité d’Urgence (Emerging Issues Accounting Committee). According to IFRIC 13, loyalty programs should be valued at their fair value which is defined as the excess price over the sales incentive that would be granted to any new customer. Loyalty programs were formerly only valued on the basis of sales incentive granted to a loyal customer.

First-time application of IFRIC 13 is accounted for as a change in accounting policy in accordance with IAS 8. It is without effect on the consolidated net income and its main consequence is a decrease in the amount of deferred income relating to loyalty programs awarded.

The accounting consequences of such change in accounting policy are as follows:

(in milions of euros)	June 30, 2007			December 31, 2007
	Published	IFRIC 13 Impact	Restated	Published	IFRIC 13 Impact	Restated
Revenues	25,913	-	25,913	52,959	-	52,959

Consolidated net income	3,624	-	3,624	6,819	-	6,819

Retained earnings	(890)	198	(692)	2,334	198	2,532

Total equity	31,396	198	31,594	34,325	198	34,523

Deferred tax liabilities	1,631	99	1,730	1,440	99	1,539
Current provisions	1,269	(7)	1,262	1,599	(7)	1,592
Deferred income	3,153	(290)	2,863	3,275	(290)	2,985

Standards and Interpretations compulsory after 2008 with no early Application decided by the Group

-	IFRS 8 « Operating Segments », applicable for financial years beginning after January 1, 2009.

The provisions of this standard may affect the structure of segment reporting and the way in which Cash Generating Units (CGUs) are grouped for the purpose of goodwill impairment testing. IFRS 8 states that each CGU of group of CGUs should not be larger than an operating segment. Some goodwills which are tested for impairment today at the level of the operating or geographical segment could be tested at a different level, which means that applying IFRS 8 could change the amount of impairment loss previously recorded.

The impacts of this standard’s future application are being analyzed.

-	Amendment to IAS 23 « Borrowing Costs », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset, unlike what has been applied so far by the Group. The revised standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Consequently, given Group business, a limited number of assets should qualify for and the effects of this standard application should not be material.

-	IAS 1 (revised 2007) « Presentation of Financial Statements », applicable for financial years beginning on or after January 1, 2009 (not yet endorsed by the EU).

The consolidated statement of changes in equity will only present transactions between shareholders (owner changes), other components being included in a comprehensive income statement.

-

IFRS 3 « Business Combinations » and IAS 27 « Consolidated and Separate Financial Statements » (revised 2008), applicable to business combinations for which acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009, i.e. after January 1, 2010 for the Group (not yet endorsed by the EU).

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with an interest ownership below 100% to account goodwill either on a 100% basis or on the acquired interest ownership basis (without any subsequent change if case of additional purchase of minority interest).

-	Amendment to IFRS 2 « Vesting Conditions and Cancellations », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

This amendment clarifies share-based payment vesting conditions (service conditions and performance conditions only). All cancellations, whether they result from a decision taken by the entity or by another party, will be accounted for on the same basis.

The impacts of this amendment are currently being analyzed.

-	Amendment to IAS 32 and IAS 1 « Puttable Financial Instruments and Obligations Arising on Liquidation », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

Puttable instruments and obligations arising on liquidation will be classified within equity and no more within debt.

The Group does not hold such financial instruments at this date and is therefore not concerned by this amendment.

-

Amendment to IFRS 1 and IAS 27 « Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate », applicable for financial years beginning after January 1, 2009 (not yet endorsed by the EU).

This amendment deals only with separate financial statements and not consolidated financial statements. It is consequently without effect on the Group consolidated accounts.

-

« Improvements to IFRSs », applicable for financial years beginning after January 1, 2009 except for IFRS 5 which is applicable for financial years beginning after July 1, 2009, i.e. after January 1, 2010 for the Group (not yet endorsed by the EU).

The application of these improvements will be without effect on the reported financial statements.

NOTE 2	Segment information

France Telecom Group’s management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 « Segment Reporting », the Group has defined the following three business segments as its basis for primary segment reporting:

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s « Gross Operating Margin ». The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Gross Operating Margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographical segments, including four main geographical markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.1	Analysis by business segment

2.1.1 Main operating indicators by business segment for the period ended June 30, 2008

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	14,381	11,370	3,840	(3,287)	26,304
- external	13,895	8,805	3,604	-	26,304
- inter-segment	486	2,565	236	(3,287)	-
External purchases	(7,921)	(4,252)	(2,377)	3,287	(11,263)
Other operating income	96	528	50	(472)	202
Other operating expense	(839)	(707)	(93)	472	(1,167)
Labour expenses : - Wages and employee benefit expenses	(663)	(3,064)	(674)	-	(4,401)
Gross Operating Margin	5,054	3,875	746	-	9,675
- Employee profit-sharing	(23)	(114)	(9)	-	(146)
- Share-based compensation	(7)	(27)	(7)	-	(41)
Depreciation and amortization	(2,072)	(1,592)	(177)	-	(3,841)
Impairment of non-current assets	-	30	(8)	-	22
Gains (losses) on disposal of assets	-	-	-	10	10
Restructuring costs	(46)	(151)	(5)	-	(202)
Share of profits (losses) of associates	4	(10)	-	-	(6)
Operating income					5,471
- allocated by segment	2,910	2,011	540	-	5,461
- non-allocable	-	-	-	10	10
Interest expenses, net	-	-	-	(1,156)	(1,156)
Foreign exchange gains (losses)	-	-	-	4	4
Discounting expense	-	-	-	(57)	(57)
Income tax	-	-	-	(1,266)	(1,266)
Consolidated net income					2,996
Non-cash income and expense items included in operating income allocated by business segment	(2,140)	(1,328)	(180)	-	(3,648)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	1,391	1,586	157	-	3,134
- telecommunications licenses	194	-	-	-	194
- financed through finance leases	22	120	13	-	155

Total investments (1)	1,607	1,706	170	-	3,483
(1)	Including 926 million euros for other intangible assets and 2,557 million euros for property, plant and equipment.

2.1.2 Main operating indicators by business segment for the period ended June 30, 2007

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	14,107	11,168	3,800	(3,162)	25,913
- external	13,628	8,698	3,587	-	25,913
- inter-segment	479	2,470	213	(3,162)	-
External purchases	(7,724)	(4,044)	(2,423)	3,161	(11,030)
Other operating income	123	518	59	(464)	236
Other operating expense	(805)	(846)	(89)	464	(1,276)
Labour expenses: - Wages and employee benefit expenses	(727)	(3,001)	(699)	-	(4,427)
Gross Operating Margin	4,974	3,795	648	(1)	9,416
- Employee profit-sharing	(31)	(117)	(11)	-	(159)
- Share-based compensation	(4)	(121)	(12)	-	(137)
Depreciation and amortization	(2,223)	(1,573)	(212)	1	(4,007)
Impairment of non-current assets	-	2	(17)	-	(15)
Gains (losses) on disposal of assets	-	-	-	409	409
Restructuring costs	(4)	(36)	(5)	-	(45)
Share of profits (losses) of associates	1	-	-	-	1
Operating income					5,463
- allocated by segment	2,713	1,950	391	-	5,054
- non-allocable	-	-	-	409	409
Interest expenses, net	-	-	-	(1,240)	(1,240)
Foreign exchange gains (losses)	-	-	-	1	1
Discounting expense	-	-	-	(57)	(57)
Income tax	-	-	-	(543)	(543)
Consolidated net income					3,624

Non-cash income and expense items included in operating income allocated by business segment	(2,216)	(1,213)	(217)	-	(3,646)
Investments in property, plant & equipment and intangible assets
- excluding telecommunications licenses	1,537	1,232	198	-	2,967
- telecommunications licenses	-	-	-	-	-
- financed through finance leases	11	-	2	-	13
Total investments (1)	1,548	1,232	200	-	2,980
(1)	Including 643 million euros for other intangible assets and 2,337 million euros for property, plant and equipment.

2.2 Analysis by geographical segment

2.2.1 Revenue contribution

	Period ended
(in millions of euros )	June 30, 2008 (1)	June 30, 2007 (1)
France	14,068	13,674

United Kingdom	3,086	3,263

Poland	2,573	2,312

Spain	1,997	1,899

Rest of Europe	2,463	2,748

Rest of the world	2,117	2,017

Group total	26,304	25,913

(1)	The revenue of the Equant companies are allocated by geographical area.

2.2.2 Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Period ended
(in millions of euros )	June 30, 2008 (1)	June 30, 2007 (1)
France	1,803	1,422

United Kingdom	210	217

Poland	350	332

Spain	248	284

Rest of Europe	262	300

Rest of the world	610	425

Group total	3,483	2,980
(1)	The investments in property, plant & equipment and intangible assets of the Equant companies are allocated by geographical area.

NOTE 3	Main acquisitions, disposals of companies and changes in scope of consolidation

Increase of ownership in Mobistar

During the first half of 2008, Mobistar purchased 2% of its own shares for a total of 74 million euros. France Telecom’s interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros.

In addition, in May 2008, Mobistar reduced its capital by an amount of 248 millions euros. This operation, without effect on France Telecom’s percentage interest in Mobistar, results in a decrease of minority interests by an amount of 120 million euros. The proceeds had not yet been paid at June 30, 2008.

NOTE 4	Income tax

The tax expense in the income statement breaks down as follows:

	Period ended
(in millions of euros)	June 30, 2008	June 30, 2007
Income tax	(1,266)	(543)
- Current taxes	(360)	(300)
- Deferred taxes	(906)	(243)

At June 30, 2007, 584 million euros of deferred tax assets had been recognized by the France tax group, partially offsetting the (931) million euros expense of the half year. The deferred tax expense for this period had also been decreased by 84 million euros due to the change in United Kingdom’s income tax rate.

At June 30, 2008, the France tax group accounted for a (1,081) million euros deferred tax expense.

NOTE 5	Net financial debt

5.1	Net financial debt, repayment schedule and liquidity position

Net financial debt as defined and used by France Telecom corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge and net investment hedge accounting. The underlying items hedged by these derivatives (future cash flows, net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The lines “Effective portion of cash flow hedges” and “Unrealized portion of net investment hedges” are added to net financial debt in order to offset this temporary difference.

The table below provides an analysis of the change in net financial debt:

(in millions of euros)	Net financial debt
Balance at January 1, 2008	37,980
Changes in:
Bonds	(2,263)
Bank loans	1,107
Commercial papers	333
Net derivative instruments	407
Changes in cash collateral paid on derivative instruments	(206)
Matured negotiable debt securities	430
Changes in cash and cash equivalents	145
Other changes	271
Balance at June 30, 2008	38,204

5.2	Main debt issues and redemptions

During the first half of 2008, France Telecom S.A. made the following bond issues:

-	in March 2008, 400 million euros maturing on February 2017 and bearing interest at 4.75%;

-	in March 2008, 225 million euros maturing on February 2012 and bearing interest at 4.375%;

-	in March 2008, 150 million euros maturing on October 2015 and bearing interest at 3.625%;

-	in May 2008, 1,250 million euros, maturing on May 2018 and bearing interest at 5.625%;

-	in May 2008, 750 million euros, maturing on May 2014 and bearing interest at 5.25%.

During the first half of 2008, France Telecom S.A. made the following bond redemptions:

-	in March 2008, 69 million euros bearing interest at TEC10 less a margin of 0.13;

-	in March 2008, 3,114 million euros bearing interest at 6.75%;

-	in April 2008, 457 million euros bearing interest at 5.4%;

-	in May 2008, 500 million dollars bearing interest at 6%.

During the first half of 2008, France Telecom made the following issues and redemptions of bank loans:

-	in April 2008, issue of 200 million euros by France Telecom S.A., maturing on April 2014 and bearing interest at 5.2%;

-	in March 2008, redemption of 40 million euros by France Telecom S.A.;

-	during the first half of 2008, use by TP Group of its credit lines for a net amount of 597 million euros;

-	during the first half of 2008, use by ECMS of its credit lines for an amount of 135 million euros.

In March 2008, France Telecom S.A. bought back perpetual bonds redeemable for France Telecom shares (TDIRAs) for an amount of 51 million euros, among which 42 million euros related to the debt component. This buy-back resulted in booking a charge before tax of 3 million euros.

On May 29, 2008, the ratio of new France Telecom ordinary shares for one TDIRA was adjusted in accordance with the issuing agreement. The ratio is now 431.3203 shares for one TDIRA for the Bank Tranche (i.e. redemption price of 32.69 euros based on the 14,100 euro nominal value of the TDIRA) and 365.2824 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 38.60 euros).

The ratio of the bonds convertible and/or exchangeable into new or existing shares (OCEANE) was also adjusted: the ratio is now 100.512 shares per bond (i.e. redemption price of 25.68 euros).

5.3	Main changes in credit lines

New credit lines have been negotiated during the first half of 2008:

TP Group: on June 30, 2008, negotiation of a revolving loan agreement for an amount of 1,000 million zlotys, maturing on June 2009, with an option to extend for twelve months.

ECMS: on February 27, 2008, negotiation of a credit line of 2,200 million Egyptian pounds (shown at 100%), maturing on February 2015.

5.4	France Telecom’s debt ratings as at June 30, 2008

At June 30, 2008, France Telecom’s debt ratings remain unchanged compared to December 31, 2007.

5.5	Management of covenants

At June 30, 2008, the calculated ratios meet the required conditions.

NOTE 6	Equity

At June 30, 2008, France Telecom S.A.’s share capital amounted to 10,459,138,860 euros, comprising 2,614,784,715 ordinary shares with a par value of 4 euros each.

At June 30, 2008, the French government owned 26.69% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and 26.79% of its voting rights.

6.1	Changes in share capital

During the period ended June 30, 2008, France Telecom S.A. issued 435,804 new shares following the exercise of stock options, including:

5,350 shares as part of the plans granted by France Telecom S.A. between 2005 and 2007 ;

109,464 shares as part of the plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred ; and

320,990 shares as part of the plans granted by Orange between 2001 and 2003 for which the holders received options liquidity instruments.

The issuance of these new shares will be noted by the Board of Directors on its first meeting after December 31, 2008 at the latest.

During the period ended June 30, 2008, the weighted average number of ordinary shares outstanding was 2,604,781,396 and the weighted average number of ordinary and dilutive shares was 2,767,731,947.

6.2	Treasury shares

Pursuant to the authorization of the Shareholders’ Meeting of May 21, 2007, the Board of Directors implemented a share buyback program (“2007 Buyback Program”). The description of the program was published on May 21, 2007.

On May 27, 2008, pursuant to the authorization of the Shareholders’ Meeting held on the same day, the Board of Directors implemented a new share buyback program (“2008 Buyback Program”), and terminated the 2007 Buyback Program for the unused part with immediate effect. The description of the 2008 Buyback Program was published on May 28, 2008.

The liquidity contract entered into on May 9, 2007 with an investment services provider was renewed on its anniversary date for one year and has continued within the 2008 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

During the first half of 2008, France Telecom did not buy back any shares except as part of the liquidity contract.

At June 30, 2008, France Telecom owned 9,663,540 treasury shares (including 550,000 shares as part of the liquidity contract), recorded as a reduction in equity.

6.3	Share-based payments and equivalents

Free Share Award or Cash Incentive Plan – International

To complete the Free share award plan granted in France, an International plan was granted in different countries.

The shares will be vested on December 4, 2009 (December 4, 2011 in the United Kingdom). In some countries where regulatory, tax or social conditions do not allow free share award plans, beneficiaries of the International plan will receive a cash incentive amount corresponding to the France Telecom S.A. share price on December 4, 2009.

Vesting conditions of the International plan are similar to those of the France plan.

The shares awarded may not be sold for a period of two years (three years for Spain) after the vesting date, i.e. until December 4, 2011 (December 4, 2012 for Spain).

The fair value of the plan has been determined using a binomial model based on the following assumptions:

	Free Share Award Plan	Cash Incentive Plan

Grant date (1)	03/18/2008	03/18/2008

Vesting date	12/04/2009 or 12/04/2011	12/04/2009

End of the non-transferability period	12/04/2011 or 12/04/2012	-

Price of underlying at the grant date	21.50 €	21.50 €

Subscription price (nil in the case of a free share award plan)	0.00 €	-

Expected dividend payout rate	6.0%	6,0%

Risk-free yield	3.48%	3.48%

Lending-borrowing rate (2)	5.24%	-

Fair value of the benefit granted to the employees	from 17.21 € to 17.95 €	19.40 € (3)

(1)	Corresponding to the individual information date of beneficiaries.

(2)	If applicable, corresponding to the lending-borrowing rate on France Telecom share used to calculate the non-transferability cost.

(3)	In the case of a cash incentive plan, the fair value of the benefit granted to employees is updated at each closing date depending on the evolution of the France Telecom S.A. share price.

The fair value of the free shares awarded amounts to 50 million euros, including a non-transferability cost of 3 million euros. The non-transferability discount was estimated by valuing the cost of a hedging strategy (whose market assumptions are mentioned above) combining the forward sale of the non-transferable shares and the purchase in cash, financed by a loan fully redeemable at maturity, of an equivalent number of transferable shares.

An amount of 8 million euros (social expenses included) was booked on June 30, 2008 with a corresponding entry in:

Equity (5 millions);

Payroll and social debts (3 million euros) for the fraction of the plan providing for cash payment.

An additional amount estimated at 42 million euros will be recognized over the vesting period to December 4, 2011.

6.4	Dividends

France Telecom’s Shareholders’ Meeting, held on May 27, 2008, decided to distribute to France Telecom shareholders a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

6.5	Cumulative translation adjustment

At June 30, 2008, the translation adjustment is mainly due to the variation of the pound sterling for an amount of (473) million euros, of the zloty for an amount of 398 million euros and of the slovak koruna for an amount of 113 million euros.

6.6	Minority interests

At June 30, 2008, net income attributable to minority interests related mainly to TP Group (209 million euros), FT Espana ((82) million euros), Sonatel Group (45 million euros) and Mobistar (74 million euros).

At June 30, 2008, dividends paid out to minority shareholders mainly concerned TP Group (303 million euros), Sonatel Group (115 million euros) and Mobistar (85 million euros).

At June 30, 2008, minority interests reflected on the balance sheet related mainly to TP Group (2,016 million euros), FT Espana (963 million euros), Sonatel Group (450 million euros) and Mobistar (215 millions euros).

NOTE 7	Litigation, contractual obligations and off-balance sheet commitments

7.1	Litigation and claims

This note describes any new governmental, judicial or arbitration proceedings and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2007, which may have or which have had during the past six months any significant effects on the financial situation or the profitability of the Group. At June 30, 2008, France Telecom had 470 million euros in provisions recorded on its balance sheet to cover all the litigation proceedings in which it is involved (472 million euros at December 31, 2007).

European Commission proceedings, investigations and inquiries

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On May 20, 2008, the European Commission announced that it had launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom initiated in 2002 concerning the pension plan implemented by the French law of July 26, 1996 whose object and effect was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom competitors. As part of the new regime implemented by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom considers that these payments ensure that the method of financing the pension plan for civil servants employed by France Telecom complies with the rules applicable under European law that were set out by the Commission in October 2007 in a decision on the method for financing the pension plan for civil servants at La Poste; and that this regime is not unfavourable to the French State and does not result in special advantages for France Telecom.

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In connection with the ongoing litigation regarding the special French business tax regime imposed on France Telecom from 1991 to 2002 and following the European Court of Justice’s ruling against France for failure to execute the European Commission’s decision, discussions continued between the French authorities and the European Commission staff, with France Telecom’s participation, with a view to reaching an agreement between the French authorities and European Commission staff on the amount to be placed in the escrow account in order to avoid the launching before the ECJ of new proceedings for non-execution. As a result, the Board of Directors meeting of July 30, 2008 decided to increase the escrow amount by 151 million euros, bringing the total payments made into the escrow account amount to 964 million euros. The amount in escrow will be transferred to the French State should the appeal of the August 2, 2004 Commission decision be dismissed by the European Court of First instance. In the contrary event, it will be returned to the full possession of France Telecom. This agreement does not imply approval by the French authorities or France Telecom of the valuation of the alleged incompatible State aid made by the Commission staff. The oral hearing preceding the decision of the European Court of First Instance could take place before the end of 2008. The assessment of the risk in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 «Provisions, Contingent Liabilities and Contingent Assets».

Proceedings with national competition authorities

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On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom was engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. On the other hand, it decided to pursue its investigation into the substance of the case.

Civil proceedings

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In connection with the claim brought in December 2004, following the January 16, 2008 dismissal ruling by the Frankfurt first instance tribunal, the court-appointed liquidator in the personal bankruptcy of Gerhard Schmid, former CEO of MobilCom, lodged an appeal from this ruling on January 18 with the Court (Oberlandesgericht) of Frankfurt.

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In March, 2008, Nerim withdrew its 57 million euros damages claim before the Paris Commercial Court against France Telecom for alleged anti-competitive practices from Wanadoo and Transpac. This development brings the proceedings to an end.

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On June 25, 2008, Free brought proceedings before the Paris Commercial Court seeking an injunction ordering the suspension of the sale of the «Orange Foot» service which is linked to the subscription for an Orange multi service ADSL access offer. The court rejected the injunction request on July 1, 2008, ruling that Orange had neither breached the French Consumer Code nor engaged in acts of unfair competition. Free has appealed the decision.

International arbitration proceedings

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In connection with the arbitration proceedings between the Danish company DPTG and TP S.A., on February 8, 2008, the President of the Austrian Federal Economic Chamber sustained the challenge filed by TP S.A. against the chairman of the arbitral tribunal for lack of impartiality. A new chairman was named and, on June 12, 2008, scheduled procedural dates through April 2009.

There are no other governmental, judicial or arbitration proceedings, including any proceedings of which France Telecom is aware, either pending or threatened, and either new or having evolved since the date the consolidated financial statements at December 31, 2007 were published, which may have or which have had in the past six months any significant effects on the financial position or the profitability of the Group.

7.2	Contractual obligations and off-balance sheet commitments

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2008 concerned changes in net financial debt as described in note 5. The main event during the first half of 2008 affecting off-balance sheet commitments and contractual obligations is as follows:

In February 2008, Orange purchased three packages involving rights to air Ligue One matches among the twelve packages put up for sale by the French Football League for the forthcoming four seasons. The total commitments are for a maximum amount of 961 million euros payable by instalments through 2012.

NOTE 8	Subsequent events

Repurchase of bonds redeemable into shares (TDIRAs)

On July 9, 2008, France Telecom redeemed 39,555 TDIRAs from the Bank Tranche for a nominal amount of 558 million euros, raising to 43,196 the number of repurchased TDIRAs from the Bank Tranche since the beginning of 2008. After these redemptions and after taking into account redemptions made since their issue, 231,823 TDIRAs remain outstanding, including 144,801 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,269 million euros.

Payment of an interim dividend

During its meeting held on July 30, 2008, the Board of Directors decided to distribute an interim dividend. This interim dividend will amount to 60 euros cents per share, i.e 1,563 million euros on the basis of the number of shares existing as of June 30, 2008. It will be paid by France Telecom S.A. on September 11, 2008. As of June 30, 2008, France Telecom S.A.’s net income for the period amounted to 4,371 million euros and its retained earnings amounted to 12,454 million euros.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2008

France Telecom

By:	/S/ Stéphane Pallez

Name:	Stéphane Pallez

Title:	Group Deputy Chief Financial Officer